Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

DATED AS OF NOVEMBER 13, 2006

AMONG

GOLF GALAXY, INC.

YANKEES ACQUISITION CORP.

AND

DICK’S SPORTING GOODS, INC.

TABLE OF CONTENTS

1. NAME OF SURVIVING CORPORATION, ARTICLES OF INCORPORATION, BYLAWS	2
1.1 Name of Surviving Corporation	2
1.2 Articles of Incorporation	2
1.3 Bylaws; Directors and Officers	2
1.4 Effective Time	2
1.5 Closing	3
1.6 Effects of the Merger	3
2. COMPANY ACTIONS AND SHAREHOLDER APPROVAL	3
2.1 Company Approval	3
2.2 Company Shareholders’ Meeting	4
3. STATUS AND CONVERSION OF SECURITIES	6
3.1 Conversion of Company Common Stock	6
3.2 Exchange of Share Certificates	6
3.3 Company Stock Options, Warrants and Other Stock Plans	8
3.4 Dissenters and Appraisal Rights	11
4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS	11
4.1 Representations, Warranties and Agreements of the Company	12
4.2 Representations, Warranties and Agreements of Parent	30
4.3 Representations and Warranties of Subsidiary	32
5. COVENANTS	32
5.1 Covenants of the Company	33
5.2 Covenants of Parent	39
5.3 Covenants of Subsidiary	42
6. CONDITIONS TO CLOSING; ABANDONMENT AND TERMINATION	42
6.1 Conditions to the Company’s Closing and Its Right to Abandon	42
6.2 Conditions to Parent’s and Subsidiary’s Closing and Right of Parent and Subsidiary to Abandon	43
7. TERMINATION	44
7.1 Terms	44
7.2 Effect of Termination	46

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8. TERMINATION FEE AND EXPENSES	46
8.1 Termination Fee	46
8.2 Costs and Expenses	47
9. MISCELLANEOUS	47
9.1 Certification of the Company’s Shareholder Votes, etc	47
9.2 Termination of Covenants, Representations and Warranties	47
9.3 Execution in Counterparts	48
9.4 Waivers and Amendments	48
9.5 Confidentiality	48
9.6 Notices	48
9.7 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership	49
9.8 Governing Law	49
9.9 No Remedy in Certain Circumstances	49
9.10 Publicity	50
Exhibit A Voting Agreement

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GLOSSARY OF DEFINED TERMS

Acquisition Agreement	Section 5.1.8(c)
Agreement	Recitals
Articles of Merger	Section 1.4
Assumed Options	Section 3.3.1
Assumed Warrants	Section 3.3.4(b)
August 26, 2006 Balance Sheet	Section 4.1.2
CERCLA	Section 4.1.21(b)
Certificate	Section 3.2.2
Closing	Section 1.5
Closing Date	Section 1.5
Code	Section 4.1.14
Company	Recitals
Company Benefit Plans	Section 4.1.13(a)
Company Board	Section 2.1
Company Common Stock	Recitals
Company Disclosure Letter	Section 4.1
Company Employees	Section 5.2.3(a)
Company ERISA Affiliate	Section 4.1.13(e)
Company Financial Advisor	Section 2.1
Company Improvements	Section 4.1.17(g)
Company IT Systems	Section 4.1.19(b)
Company Leased Real Property	Section 4.1.17(b)
Company Leases	Section 4.1.17(b)
Company Licensed Intellectual Property	Section 4.1.22(b)
Company Material Adverse Effect	Section 4.1.2
Company Material Breach	Section 7.1(e)
Company Option Plans	Recitals
Company Outstanding Shares	Section 3.2.1
Company Owned Intellectual Property	Section 4.1.22(b)
Company Owned Real Property	Section 4.1.17(a)
Company Owned Registered Intellectual Property	Section 4.1.22(b)
Company Owned Software	Section 4.1.22(c)
Company Permits	Section 4.1.8(a)
Company Preferred Stock	Recitals
Company Real Property	Section 4.1.17(c)
Company Real Property Permits	Section 4.1.17(h)
Company SEC Reports	Section 4.1.2
Constituent Corporations	Recitals
Conversion Fraction	Section 3.3.2(a)
Dissenting Shares	Section 3.4
Effective Time	Section 1.4
Environment	Section 4.1.21(d)
Environmental Laws	Section 4.1.21(a)
ERISA	Section 4.1.13(a)
Exchange Act	Section 2.2.3
Exchange Fund	Section 3.2.1
Excluded Person	Section 5.1.8(a)
Financial Statements	Section 4.1.2
Form S-1	Section 4.1.7
Four Wall Cash Contribution	Section 4.1.18
GAAP	Section 4.1.2
Governmental Entity	Section 4.1.6
Hazardous Materials	Section 4.1.21(a)
HSR Act	Section 4.1.6
Indemnified Parties	Section 5.2.2(a)
Intellectual Property	Section 4.1.22(b)
In-The-Money Options	Section 3.3.1
Law	Section 4.1.25(a)
Material Adverse Effect	Section 4.1.2
Material Contract	Section 4.1.24
MBCA	Recitals
MBCA Dissenters’ Rights	Section 2.2.1
Merger	Recitals
Merger Consideration	Section 3.1.3
NASDAQ	Section 2.2.3
NLRB	Section 4.1.16
Operating Expenses	Section 4.1.18
Out-of-The-Money Options	Section 3.3.1
Parent	Recitals
Parent Common Stock	Section 3.3.1
Parent Material Adverse Effect	Section 4.1.2
Parent Material Breach	Section 7.1(g)
Paying Agent	Section 3.2.1
Person	Section 3.2.2
Prospects	Section 4.1.2
Proxy Statement	Section 2.2.1
Release	Section 4.1.21(d)
Representatives	Section 5.1.8 (a)
Sarbanes-Oxley Act	Section 4.1.8(b)
SEC	Section 2.2.1
Securities Act	Section 4.1.2
Solicitation Period End Date	Section 5.1.8(a)
Special Shareholders Meeting	Section 2.2.2
Stock Options	Section 3.3.1
Subsidiary	Recitals
Subsidiary Common Stock	Recitals
Superior Proposal	Section 5.1.8(d)
Surviving Corporation	Recitals
Surviving Corporation Common Stock	Section 3.1.1
Takeover Laws	Section 2.1
Takeover Proposal	Section 5.1.8(e)
Taxes	Section 4.1.14
Tax Return	Section 4.1.14
Termination Fee	Section 8.1(a)
Voting Agreement	Recitals
Warrants	Section 3.3.4

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of November 13, 2006, by and among Dick’s Sporting Goods, Inc., a Delaware corporation (the “Parent”),  Yankees Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of Parent (the “Subsidiary”), and Golf Galaxy, Inc., a Minnesota corporation (the “Company” and where the context requires, the “Company” means the Company and its consolidated subsidiaries) (the Subsidiary and the Company sometimes being referred to hereinafter as the “Constituent Corporations”).

RECITALS:

1.             The Boards of Directors of each of Parent, Subsidiary and the Company have resolved and approved that Subsidiary be merged with and into the Company (the Company, in its capacity as the surviving corporation, is sometimes referred to herein as the “Surviving Corporation”) under and pursuant to the Minnesota Business Corporation Act (“MBCA”);

2.             The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.01 per share (the “Company Common Stock”), of which 11,125,511 shares are issued and outstanding and no shares are held in the treasury of the Company and 10,000,000 shares of convertible preferred stock, par value $1.00 per share (collectively, the “Company Preferred Stock”), of which no shares are issued and outstanding;

3.             Section 1 of the Company Disclosure Letter (as hereinafter defined) lists, as of the date hereof as to each Stock Option (as hereinafter defined), the holder of the Stock Option, date of grant, exercise price and number of shares subject thereto granted pursuant to the Company’s 1996 Stock Option and Incentive Plan and 2004 Stock Incentive Plan  (collectively, the “Company Option Plans”);

4.             The authorized capital stock of Subsidiary consists of (i) 1,000 shares of Common Stock, par value $0.01 per share (the “Subsidiary Common Stock”), of which 1,000 shares are issued and outstanding and owned by Parent;

5.             The Parent, as sole holder of all of the Subsidiary Common Stock, has approved the Merger (as hereinafter defined) of the Constituent Corporations upon the terms and conditions hereinafter set forth and has approved this Agreement;

6.             The Merger of the Constituent Corporations is permitted pursuant to the MBCA; and

7.             Immediately prior to the execution of this Agreement and as a condition and inducement to Parent’s and Subsidiary’s willingness to enter into this Agreement, Parent and Subsidiary are simultaneously entering into a shareholder voting agreement substantially in the form set forth in Exhibit A hereto (the “Voting Agreement”) with certain holders of shares of Company Common Stock, pursuant to which (i) such shareholders are, among other things, agreeing to vote all of such shareholders’ shares of Company Common Stock in favor of the Merger upon the terms and conditions specified therein, and (ii) such shareholders are agreeing to certain restrictive covenants.

NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants herein contained, the parties hereto hereby agree that the Company and Subsidiary shall be, at the Effective Time (as hereinafter defined), merged in accordance with the MBCA (hereinafter called the “Merger”) into a single corporation existing under the laws of the State of Minnesota, whereby the Company, one of the Constituent Corporations, shall be the Surviving Corporation, and the parties hereto adopt and agree to the following agreements, terms and conditions relating to the Merger and the mode of carrying the same into effect.

1.             NAME OF SURVIVING CORPORATION, ARTICLES OF INCORPORATION, BYLAWS.

1.1           Name of Surviving Corporation.

The name of the Surviving Corporation from and after the Effective Time shall be “Golf Galaxy, Inc.”

1.2           Articles of Incorporation.

The Articles of Incorporation of the Subsidiary as in effect on the date hereof shall from and after the Effective Time be and continue to be the Articles of Incorporation of the Surviving Corporation until changed or amended as provided by law.

1.3           Bylaws; Directors and Officers.

Without any further action by the Company and Subsidiary, the Bylaws of the Subsidiary, as in effect immediately prior to the Effective Time, shall from and after the Effective Time be and continue to be the Bylaws of the Surviving Corporation until amended as provided therein.  The directors of Subsidiary at the Effective Time and the officers of the Company shall at the Effective Time, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and Bylaws.

1.4           Effective Time.

Subject to the provisions of this Agreement, Parent, Subsidiary and the Company shall cause the Merger to be consummated by filing articles of merger in accordance with Section 302A.615 of the MBCA (the “Articles of Merger”) on the Closing Date (as defined in Section 1.5).  The Merger shall become effective immediately upon such filing with the Secretary of State of the State of Minnesota, which date and time are herein referred to as the “Effective Time.”

1.5          Closing.

Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall occur at the offices of Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, MN 55402 or at such other location as is mutually agreed to by the parties hereto.  The Closing shall occur at a time and date (the “Closing Date”) to be specified by Parent, which shall be no later than the fifth business day following satisfaction or waiver of the conditions set forth in Article 6, which date in no event shall be prior to February 6, 2007, unless another time or date is agreed to in writing by the parties hereto.

1.6           Effects of the Merger.

The Merger shall have the effects set forth in Section 302A.641 of the MBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate existence of the Subsidiary shall cease, and the Subsidiary shall be merged with and into the Company which, as the Surviving Corporation, shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of such Constituent Corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectively the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise, under the laws of Minnesota or any other jurisdiction, in any of the Constituent Corporations, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of any of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall be assumed by and thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.  At any time, or from time to time, after the Effective Time, the last acting officers of the Company, or the corresponding officers of the Surviving Corporation, may, in the name of the Company, execute and deliver all such proper deeds, assignments, and other instruments and take or cause to be taken all such further or other action as the Surviving Corporation may deem necessary or desirable in order to vest, perfect, or confirm in the Surviving Corporation title to and possession of all of the Company’s property, rights, privileges, powers, franchises, immunities, and interests and otherwise to carry out the purposes of this Agreement.

2.             COMPANY ACTIONS AND SHAREHOLDER APPROVAL

2.1           Company Approval.

The Company hereby represents and warrants that the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has (i) unanimously approved and adopted the “plan of merger” (as such term is used in Section 302A.611 of the MBCA) contained in this Agreement, (ii) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together, are at a price and on terms that are advisable and fair to and in the best interests of the Company and its shareholders, (iii) resolved (subject to Section 5.1.8 hereof) to recommend that holders of Company Common Stock adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, (iv) irrevocably taken all necessary steps to cause Section 302A.673 of the MBCA to be inapplicable to Parent and Subsidiary and to the Merger and the acquisition of Company Common Stock pursuant to the Merger and (v) resolved to elect, to the extent of the Board’s power and authority and to the extent permitted by law, not to be subject to any other “moratorium”, “control share acquisition”, “business combination”, “fair price” or other form of anti-takeover laws and regulations (collectively, “Takeover Laws”) of any jurisdiction that may purport to be applicable to this Agreement.  Piper Jaffray & Co., independent financial advisor to the Board of Directors of the Company (the “Company Financial Advisor”), has advised the Company’s Board of Directors that, in its opinion, the Merger Consideration to be paid in the Merger to the Company’s shareholders is fair, from a financial point of view, to such shareholders.

2.2           Company Shareholders’ Meeting.

2.2.1        Subject to the terms and conditions of this Agreement, the Company, acting through the Company Board, shall as promptly as practicable following the date of this Agreement, prepare and file with the SEC a preliminary proxy statement (such proxy statement, as amended and supplemented, the “Proxy Statement”) relating to the Merger and this Agreement and use its reasonable best efforts to (x) obtain and furnish the information required to be included by applicable federal securities laws (and the rules and regulations thereunder) in the Proxy Statement and, after consultation with Parent, Subsidiary and their counsel, to respond promptly to any comments received from the U.S. Securities and Exchange Commission (the “SEC”) with respect to the preliminary Proxy Statement and promptly cause to be mailed to the Company’s shareholders a definitive Proxy Statement, a copy of this Agreement or a summary thereof and a copy of Sections 302A.471 and 302A.473 of the MBCA (relating to dissenters’ rights) (the “MBCA Dissenters’ Rights”) and (y) obtain the necessary approval by its shareholders of this Agreement and the transactions contemplated hereby, including the Merger.

2.2.2        The Company, acting through its Board of Directors, as promptly as practicable following the SEC’s review, if any, of the preliminary Proxy Statement, shall duly call a special meeting of its shareholders (the “Special Shareholders Meeting”) to be held in accordance with the MBCA at the earliest practicable date, upon due notice thereof to its shareholders, to consider and vote upon, among other matters, the adoption and approval of this Agreement and the Merger.  The Board of Directors will recommend the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, and will use its reasonable best efforts, consistent with its fiduciary duties, to solicit the requisite vote of the Company’s shareholders to adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, pursuant to the Proxy Statement.

2.2.3        The Company, Parent and Subsidiary shall cooperate with each other in the Company’s preparation of its Proxy Statement.  Parent, Subsidiary and their counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement (and shall provide any comments thereon as soon as practicable, but in no event later than five (5) business days after being asked to comment) prior to the applicable filing thereof with the SEC.  The Company shall use its reasonable best efforts to cause the Proxy Statement to comply as to form in all material respects with the applicable requirements of (i) the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) and (ii) the rules and regulations of the NASDAQ Stock Market LLC (“NASDAQ”).  The Company shall provide Parent, Subsidiary and their counsel with copies of any written comments or other material communications the Company or its counsel receives from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of such comments or other material communications, and with copies of any written responses to and telephonic notification of any material verbal responses received from the SEC or its staff by the Company or its counsel with respect to the Proxy Statement.  Each of Parent and the Company agrees to correct any information provided by it for use in the Proxy Statement which, to the Company’s knowledge (in the case of information provided by the Company) or to Parent’s knowledge (in the case of information provided by Parent), shall have become false or misleading in any material respect.  The Company shall use its reasonable best efforts, after consultation with Parent, to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof.  If at any time prior to the adoption and approval of this Agreement by the Company’s shareholders there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and file with the SEC such amendment or supplement.  The Company shall not mail the Proxy Statement, or any amendment or supplement thereto, without reasonable advance consultation with Parent, Subsidiary and their counsel.

2.2.4        The Company agrees that the information relating to the Company and its subsidiaries contained in the Proxy Statement, or in any other document filed in connection with this Agreement or the Merger with any other Governmental Entity (as hereinafter defined) (to the extent such information was provided by the Company for inclusion therein), at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and first published, sent or given to shareholders of the Company and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to the Company’s shareholders and at the time of the Special Shareholders Meeting, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.2.5        Parent shall provide the Company with the information concerning Parent and Subsidiary required to be included in the Proxy Statement.  Parent agrees that the information relating to Parent and Subsidiary contained in the Proxy Statement, or in any other document filed in connection with this Agreement or the Merger with any other Governmental Entity (to the extent such information was provided by Parent or Subsidiary for inclusion therein), at the respective times that the applicable document is filed with the SEC or such other Governmental Entity and first published, sent or given to shareholders of the Company and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement thereto is mailed to the Company’s shareholders and at the time of the Special Shareholders Meeting, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.2.6        Parent and Subsidiary shall, at the Special Shareholders Meeting, vote, or cause to be voted, all shares of Company Common Stock owned by, or with respect to which the vote is otherwise controlled by, any of Parent, Subsidiary and any other affiliate of Parent in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger.

3.             STATUS AND CONVERSION OF SECURITIES

The manner of converting the shares of the capital stock of the Constituent Corporations and outstanding options and warrants to purchase shares of Company Common Stock and the amount of consideration which the holders of such securities are to receive in exchange for such securities are as follows:

3.1           Conversion of Company Common Stock.

3.1.1        Subsidiary.  Each share of Subsidiary Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of voting common stock, par value $0.01 per share, of the Surviving Corporation (which newly issued shares will be owned by Parent) (the “Surviving Corporation Common Stock”).

3.1.2        Cancellation of Parent-Owned Stock.  Each share of Company Common Stock that is owned by Parent, Subsidiary or any other subsidiary of Parent shall automatically be canceled and shall cease to be outstanding, and no cash or other consideration shall be delivered in exchange therefor.

3.1.3        Conversion of Company Common Stock.  Subject to Section 3.4, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be canceled in accordance with Section 3.1.2) shall be converted into the right to receive $18.82 in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of a certificate representing such shares of Company Common Stock in accordance with the provisions of this Article 3, or the right, if so demanded as set forth under Section 3.4 of this Agreement, to receive payment from the Company of the “fair value” of such Company Common Stock as determined in accordance with the MBCA.

3.2           Exchange of Share Certificates.

3.2.1        Paying Agent.  Prior to the Closing, Parent shall designate a paying agent reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration.  Prior to the Closing, Parent shall cause Subsidiary to deposit with the Paying Agent, for the benefit of the holders of Certificates, cash equal to the product of (A) the number of shares of Company Common Stock outstanding (and not to be canceled pursuant to Section 3.1.2) as of immediately prior to the Effective Time (the “Company Outstanding Shares”) multiplied by (B) the Merger Consideration.  The deposit made by Subsidiary pursuant to this Section 3.2.1 is hereinafter referred to as the “Exchange Fund.”  The Paying Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and (ii) applied promptly to making the payments provided for in Section 3.1.3.  The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.  If the Paying Agent invests the Exchange Fund, the Paying Agent shall only invest the Exchange Fund in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America.  Earnings from such investments shall be the sole and exclusive property of Parent and no part of such earnings shall accrue to the benefit of the holders of shares of Company Common Stock.

3.2.2        Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Surviving Corporation shall cause the Paying Agent to mail to each holder of record immediately prior to the Effective Time of a certificate formerly representing shares of Company Common Stock (a “Certificate”) (i) a letter of transmittal specifying that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, such letter of transmittal to be in customary form and have such other provisions as Parent may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (such instructions shall include instructions for the payment of the Merger Consideration to a Person other than the Person in whose name the surrendered Certificate is registered on the transfer books of the Company, subject to the receipt of appropriate documentation for such transfer).  Upon surrender to the Paying Agent of a Certificate (or evidence of loss in lieu thereof) for cancellation together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder is entitled to receive pursuant to this Article 3, and the Certificate so surrendered shall forthwith be canceled; provided that in no event will a holder of a Certificate be entitled to receive the Merger Consideration if the Merger Consideration was already paid with respect to the shares of Company Common Stock underlying such Certificate in connection with an affidavit of loss.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be issued to such a transferee if the Certificate formerly representing such Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer, and the Person requesting such issuance pays any transfer or other taxes required by reason of such payment to a Person other than the registered holder of such Certificate or establishes to the satisfaction of Parent and the Company that such tax has been paid or is not applicable.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit corporations), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

3.2.3        Transfers.  After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of  shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to Parent or the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof in accordance with the procedures set forth in Section 3.2.2.

3.2.4        Termination of Exchange Fund; No Liability.  Any portion of the Exchange Fund relating to the Merger Consideration that remains unclaimed by the former shareholders of the Company one year after the Effective Time shall be returned to Parent.  Any former shareholders of the Company who have not theretofore complied with this Article 3 shall thereafter look only to Parent for payment of the Merger Consideration upon due surrender of their Certificates (or affidavits of loss in lieu thereof), without any interest thereon.  Notwithstanding the foregoing, none of Parent, Subsidiary, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.  If any Certificates shall not have been surrendered as of the date immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law, unclaimed funds payable with respect to such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

3.2.5        Lost, Stolen or Destroyed Certificates.  In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond reasonably satisfactory to Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration upon due delivery of such affidavit pursuant to this Agreement.

3.2.6        Withholding Rights.  Each of Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 3 such amounts as it is required to deduct and withhold with respect to the making of such payment under provision of any United States federal, state or local, or non-United States tax law.  If Parent, the Paying Agent or the Surviving Corporation, as the case may be, so withholds amounts, then such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of which Parent, Paying Agent or the Surviving Corporation, as the case may be, made such deduction and withholding.

3.3         Company Stock Options, Warrants and Other Stock Plans.

3.3.1        Election Regarding Treatment of Stock Options.  Each Stock Option granted under the Company Option Plans that is outstanding and unexpired immediately prior to the Effective Time, whether or not then vested or exercisable, with respect to which the Merger

Consideration equals or does not exceed the exercise price per share of Company Common Stock for such Stock Option (“Out-of-The-Money Options”) shall be, effective as of immediately prior to the Effective Time, automatically converted into an option to purchase shares of Parent’s Common Stock, par value $.01 per share (“Parent Common Stock”) in accordance with Section 3.3.2 below.  At least twenty (20) days prior to the Closing Date, the Company shall notify each holder of options to purchase Company Common Stock that is outstanding under the Company Option Plans as of the Effective Date, whether or not then vested or exercisable, with respect to which the Merger Consideration exceeds the exercise price per share of Company Common Stock (“In-The-Money Options”) (the Out-of-The Money Options together with the In-The-Money Options, collectively being the “Stock Options”) of their right to elect to convert their outstanding In-The-Money Options into options to purchase shares of Parent Common Stock in accordance with Section 3.3.2 below or, if vested, cash in accordance with Section 3.3.3 below.  Each such holder may so elect by notifying the Company in writing no later than five (5) business days prior to the Closing Date.  The failure by any holder of vested In-The-Money Options to provide such notice shall be deemed an election to convert such Stock Option in accordance with Section 3.3.2 below.  All Out-Of-The Money Options, all outstanding unvested In-The-Money Options and/or outstanding vested In-The-Money Options with respect to which proper notice to convert under this Section 3.3.1 has been made or no notice has been made will be “Assumed Options” and each will be converted into options to purchase Parent Common Stock in accordance with Section 3.3.2 below.

3.3.2        Assumption of Stock Options.  Subject to applicable Law, Parent and the Company shall take such actions, including (with respect to the Company) any necessary amendment of the Stock Options and the Company Option Plans to permit Parent to assume, and Parent shall assume, at the Effective Time, each Company Option Plan and each of the Assumed Options and substitute shares of Parent Common Stock for the Company Common Stock purchasable under each such assumed Stock Option, which assumption and substitution shall be effected as follows (such actions by the Company shall be done in accordance with the Company Option Plans and stock option agreements under which the grants have been made, including but not limited to the authorization in Sections 9 thereof (and in compliance in all respects with Sections 7 thereof) and the Company shall obtain any other documentation from any holder of the option required as a result of the Assumed Option under the Company Option Plans and stock option agreements under which such grants have been made):

(a)           the number of shares of Parent Common Stock purchasable under the Assumed Option shall be equal to 0.386 (the “Conversion Fraction”) times the number of shares of Company Common Stock underlying the Assumed Option (with any fractional amount rounded to the next lowest full share);

(b)           the per share exercise price of such Assumed Option shall be an amount (with fractional amounts rounded to the next highest cent) equal to the per share exercise price of the Stock Option being assumed divided by the Conversion Fraction; and

(c)           any other provisions of each Assumed Option shall remain in effect (including acceleration of exercisability resulting from applicable employment or retention agreements);

provided, that in the event of any recapitalization, stock split, split-up, combination, exchange of shares or other reclassification in respect of Parent’s outstanding shares of capital stock following the date hereof, there shall be an equitable adjustment with respect hereto.

3.3.3      Conversion of In-The-Money Options.  Each outstanding vested In-The-Money Option that will not be treated as an Assumed Option subject to Section 3.3.2 above shall, effective as of immediately prior to the Effective Time, be cancelled in exchange for a single lump sum cash payment equal to the product of (1) the number of Company Common Shares for which such vested In-The-Money Option could be exercised as of the Effective Time, and (2) the excess of the Merger Consideration over the exercise price per share of such vested In-The-Money Option (subject to any applicable withholding taxes).

3.3.4        Assumption or Conversion of Warrants.  At least twenty (20) days prior to the Closing Date, the Company shall notify each holder of warrants exercisable for or other rights to acquire Company Common Stock (collectively, the “Warrants”) of such holder’s right to elect to convert their Warrants into warrants to purchase shares of Parent Common Stock or cash.  Each holder of Warrants may elect to convert such holder’s outstanding Warrants into warrants to purchase shares of Parent Common Stock or cash by notifying the Company in writing no later than ten (10) days prior to the Closing Date.  The failure by any holder to provide such notice shall be deemed an election to convert such Warrants into cash pursuant to Section 3.3.4(a) below.

(a)         Each Warrant that the holder thereof has not elected to convert into a warrant to purchase shares of Parent Common Stock, and with respect to which the Merger Consideration exceeds the exercise price per share of Company Common Stock shall, effective as of immediately prior to the Effective Time, be cancelled in exchange for a single lump sum cash payment equal to the product of (1) the number of Company Common Shares subject to such Warrant and (2) the excess of the Merger Consideration over the exercise price per share of such Warrant (subject to any applicable withholding taxes).  Parent shall, prior to the Closing Date, deliver a written instrument to each holder of Warrants who will receive cash in accordance with this Section 3.3.4(a) assuming, on behalf of itself and the Surviving Corporation, the obligation to pay to such holders pursuant to this Section 3.3.4(a).

(b)         Parent, the Company and the Warrant holders shall take such actions, including (with respect to the Company and the Warrant holders) any necessary amendment of the Warrants to permit Parent to assume, and Parent shall assume, at the Effective Time, each Warrant that is not surrendered for cash payment pursuant to Section 3.3.4(a) above (the “Assumed Warrants”), and substitute shares of Parent Common Stock for the Company Common Stock purchasable under each Assumed Warrant, which assumption and substitution shall be effected as follows:

(i)          the number of shares of Parent Common Stock purchasable under the Assumed Warrant shall be equal to the Conversion Fraction times the number of shares of Company Common Stock underlying the Assumed Warrant (with any fractional amount rounded to the next lowest full share);

(ii)         the per share exercise price of the Assumed Warrant shall be an amount (with fractional amounts rounded to the next highest cent) equal to the per share exercise price of the Warrant being assumed divided by the Conversion Fraction; and
(iii)        subject to applicable law and the Parent’s existing contractual commitments, any other provisions of each Assumed Warrant shall remain in effect.

(c)       Following the date of this Agreement, but as a condition precedent to Parent assuming the Assumed Warrants, the Company will solicit from each holder of an Assumed Warrant confirmation that such holder is an “accredited investor,” as defined in Rule 501 promulgated under the Securities Act.  Should any such holder not qualify as an “accredited investor”, Parent and such holder will take commercially reasonable actions so that the conversion of the Assumed Warrant complies with applicable Law.

3.4           Dissenters and Appraisal Rights.

Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock (other than shares of Company Common Stock to be canceled in accordance with Section 3.1.2), the holder of which has demanded and perfected such holder’s right to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA and, as of the Effective Time, has not effectively withdrawn or lost such dissenters’ rights (“Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration, but the holder thereof shall be entitled only to such rights as are granted by the MBCA.  Parent shall cause the Surviving Corporation to make all payments to holders of shares of Company Common Stock with respect to such demands in accordance with the MBCA.  The Company shall give Parent (i) prompt written notice of any notice of intent to demand fair value for any shares of Company Common Stock, withdrawals of such notices, and any other instruments served pursuant to the MBCA and received by the Company, and (ii) the opportunity to conduct jointly all negotiations and proceedings with respect to demands for fair value for shares of Company Common Stock under the MBCA.  The Company shall not, except with the prior written consent of Parent or as otherwise required by Law, voluntarily make any payment with respect to any demands for fair value for shares of Company Common Stock or offer to settle or settle any such demands.

4.             REPRESENTATIONS, WARRANTIES AND AGREEMENTS

4.1            Representations, Warranties and Agreements of the Company.

Except as set forth in the disclosure letter dated the date hereof and delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), Company represents and warrants to each of Parent and Subsidiary as follows:

4.1.1            Organization, Good Standing, Capitalization.

(a)      The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota with all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as now being conducted, to enter into this Agreement and, subject to the approval of the Company’s shareholders in accordance with the MBCA, to perform its obligations hereunder.  The authorized and issued capital stock of the Company as of the date hereof is as set forth in the recitals of this Agreement; all capital stock of the Company listed therein as authorized has been duly authorized, and all capital stock of the Company listed therein as issued and outstanding has been validly issued and is fully paid and non-assessable, with no personal liability attaching to the ownership thereof.  As of the date hereof, there are no outstanding rights, preemptive rights, stocks appreciation rights, redemption rights, repurchase rights, arrangements, options, warrants, conversion rights or agreements for the purchase or acquisition from, or the sale or issuance by, the Company of any shares of its capital stock of any class other than (a) Stock Options to purchase 1,299,103 shares of the Company’s Common Stock under the Company Option Plans, and (b) Warrants to purchase 150,000 shares of the Company’s Common Stock at an exercise price of  $17.94 per share.

(b)      Each of the Company’s subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective state of incorporation with all corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted.  All of the issued and outstanding shares of capital stock of each subsidiary of the Company are held (directly or indirectly) by the Company, and all such shares have been validly issued and are fully paid and non-assessable, with no personal liability attaching to the ownership thereof.  There are no outstanding rights, preemptive rights, stocks appreciation rights, redemption rights, repurchase rights, arrangements, options, warrants, conversion rights or agreements for the purchase or acquisition from, or the sale or issuance by, any subsidiary of the Company of any of its capital stock.  Throughout this Agreement, the term “subsidiary” of any person means any other person of which (i) such person or any subsidiary thereof is a general partner, (ii) such person and/or one or more of its subsidiaries holds voting power to elect a majority of the Board of Directors or other body performing similar functions or (iii) such person, directly or indirectly, owns or controls 50% or more of the stock or other equity interests of such other person.

4.1.2        SEC Filings; Financial Statements.  The Company has timely filed all forms, reports, statements and documents required to be filed with the SEC since July 29, 2005 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to the Company SEC Reports, each as in effect on the date so filed.  The Company’s consolidated statements of operations for the three fiscal years ended February 25, 2006, February 26, 2005 and February 28, 2004 and the Company’s consolidated balance sheets as of February 25, 2006 and February 26, 2005 and the related notes to all of said financial statements and the Company’s consolidated statements of operations for the six months ended August 26, 2006 and the Company’s consolidated balance sheet as of August 26, 2006 (the “August 26, 2006 Balance Sheet”) (in every case as presented in the Company SEC Reports, collectively, the ”Financial Statements”), all of which have been heretofore made available to Parent, are presented accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered except as specifically referred to in such financial statements. The Company SEC Reports, including any financial statements or schedules included in the Company SEC Reports, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Company SEC Report amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of the Company and its subsidiaries included in the Company SEC Reports (i) have been prepared from, and are in accordance with, the books and records of the Company and its subsidiaries, (ii) at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Company SEC Report amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iii)  fairly present in all material respects (subject, in the case of unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows (and changes in financial position, if any) for the periods then ended.  The Company has received no written or oral communication from the Company’s independent auditors identifying any significant weakness or deficiency in its internal controls.  There have been no communications from its independent auditors regarding any disagreement with the Company’s accounting or financial reporting practices.  There are no liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, other than (i) liabilities disclosed in the Company’s consolidated balance sheet as of August 26, 2006, (ii) liabilities arising since August 26, 2006 under or pursuant to the terms of the Company Benefit Plans and Material Contracts in existence prior to the date hereof, (iii) liabilities incurred on behalf of the Company in connection with this Agreement and the contemplated Merger, (iv) liabilities incurred in the ordinary course of business consistent with past practice since August 26, 2006, and (v) liabilities which would not reasonably be expected to have a Company Material Adverse Effect.

For purposes of this Agreement, a “Material Adverse Effect” means (A) in the case of the Company (a “Company Material Adverse Effect”), any effect (other than an effect directly or indirectly resulting from or attributable to (i) changes attributable to conditions affecting the retail industry and/or the golf industry generally, (ii) changes in general economic conditions, (iii) changes attributable to the announcement or pendency of the Merger, (iv) any action approved in writing by Parent, (v) any increase or decrease in the trading price or trading volume of the Company Common Stock, (vi) commencement of a new war or material escalation of current wars, armed hostilities or terrorism directly or indirectly involving the United States, or (vii) the departure of employees of the Company) that is both material and adverse to the financial condition, results of operations, business or prospects of the Company and its subsidiaries, taken as whole, or would materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and (B) in the case of Parent (a

“Parent Material Adverse Effect”), any effect (other than an effect directly or indirectly resulting from or attributable to (i) changes attributable to conditions affecting the retail industry and/or the golf industry generally, (ii) changes in general economic conditions, (iii) changes attributable to the announcement or pendency of the Merger, (iv) any action approved in writing by the Company, (v) any increase or decrease in the trading price or trading volume of the Parent’s common stock, or (vi) commencement of a new war or material escalation of current wars, armed hostilities or terrorism directly or indirectly involving the United States) that is both material and adverse to the financial condition, results of operations, business or prospects of Parent and its subsidiaries taken as whole, or would materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

4.1.3        Absence of Changes; No Material Change.  Since August 26, 2006, and except as specifically contemplated by this Agreement or as disclosed or reflected in the Company’s reports on Form 8-K as filed after August 26, 2006, the Company has conducted its business in the ordinary course of business consistent with past practice, has not entered into or amended any credit or loan agreement or other long-term debt agreement and has not entered into or amended any material contract as defined under Item 601 of Regulation S-K promulgated by the SEC.  Since August 26, 2006 through the date of this Agreement, no event has occurred which would reasonably be expected to have a Company Material Adverse Effect.

4.1.4        Authority Relative to this Agreement, etc.  The Company has taken all necessary corporate action to approve this Agreement and the Merger and the performance of its obligations hereunder, except for the requisite shareholder approval.  The Company Financial Advisor has delivered to the Board of Directors of the Company its written opinion, dated the date of this Agreement, that, as of such date and based on and subject to the assumptions, qualifications and limitations contained therein, the Merger Consideration is fair, from a financial point of view, to the shareholders of the Company. It is agreed and understood that such opinion is for the benefit of the Company’s Board of Directors and may not be relied on by Parent or Subsidiary.  The Company has made available to Parent a true and complete copy of the engagement agreement dated April 10, 2006 between the Company and the Company Financial Advisor and the Company has made available, or promptly after the execution of this Agreement the Company will make available, to Parent a copy of the written opinion of the Company Financial Advisor.  The engagement agreement remains in full force and effect as of the date hereof and has not been amended or otherwise modified.

4.1.5        Compliance with Other Instruments, etc.  Subject to requisite Company shareholder approval, except for the consents referred to in Section 4.1.6, neither the execution nor delivery of this Agreement by the Company nor the Company’s consummation of the Merger and other transactions contemplated hereby will require consent under, conflict with, result in any violation of, or constitute a default under, (i) the Amended and Restated Articles of Incorporation or Amended and Restated Bylaws of the Company, as the same may be amended and restated, (ii) any Material Contract (as defined below), or (iii) any judgment, decree, order or material law or regulation of any governmental agency or authority in the United States by which the Company or any of its subsidiaries is bound, except with respect to clauses (ii) and (iii) above, where the conflicts, violations or defaults, individually or in the aggregate, are not material to the Company.

4.1.6          Governmental and other Consents, etc.  Subject to requisite Company shareholder approval and any required filings with the U.S. Department of Justice or the Federal Trade Commission, including any necessary approvals under the Hart-Scott-Rodino Act (the “HSR Act”), no material consent, approval or authorization of, or designation, declaration or filing with, any court, tribunal, administrative agency or commission or other governmental or regulatory agency or authority or other public persons or entities in the United States or a foreign country (a “Governmental Entity”) on the part of the Company or any of its subsidiaries is required in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (i) filings in the State of Minnesota in accordance with the MBCA and (ii) filings with the SEC and NASDAQ.

4.1.7          No Misleading Statements.  The Company’s Registration Statement on Form S-1, No. 333-125007 (the “Form S-1”) (including, but not limited to, any financial statements or schedules included or incorporated by reference therein) did not contain when filed any untrue statement of a material fact or omitted or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.1.8          Compliance with Applicable Law; Permits.

(a)          The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for failures to hold such Company Permits which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where any such failure to comply would not reasonably be expected to have a Company Material Adverse Effect.  Except as disclosed in the Company SEC Reports, the businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or its subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, other than, in each case, those the outcome of which would not reasonably be expected to have a Company Material Adverse Effect.

For the purposes of this Agreement, “knowledge” or “known” means, with respect to any matter in question, the actual knowledge of such matter by (x) any officer of the Company that is listed on Section 4.1.8 of the Company Disclosure Letter in the case of the Company or (y) the current executive officers (as defined in Rule 3b-7 of the Exchange Act) of the Parent, in the case of the Parent. Any such individual will be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if (i) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual’s possession, including personal files of such individual; or (ii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of the Company (in the case of knowledge of the Company) or Parent (in the case of knowledge of Parent) that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities.

(b)          The Company and each of its officers and directors are in compliance with, and since July 29, 2005 have complied, in all material respects, with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) or the Exchange Act and (B) the applicable listing and corporate governance rules and regulations of NASDAQ.  Each Company SEC Report that was required to be accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act was accompanied by such certification and, at the time of filing or submission of each such certification, to the knowledge of the Company, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

4.1.9         Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the transactions contemplated hereby.

4.1.10       No Broker.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company other than the Company Financial Advisor.

4.1.11       Litigation.  There is not now pending, and to the knowledge of the Company there is not threatened, nor to the knowledge of the Company is there any reasonable basis (as defined below) for, any litigation, action, suit or proceeding to which the Company or any of its subsidiaries is or will be a party in or before or by any court or governmental or regulatory agency or body, except for any litigation, action, suit or proceeding (whether instituted, pending or threatened) involving claims which in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. In addition, there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, board, bureau, agency, instrumentality or arbitrator outstanding against the Company or any of its subsidiaries which would be reasonably expected to have a Company Material Adverse Effect.  For purpose of this Section 4.1.11, Section 4.1.16 and Section 4.1.22, “reasonable basis” means the existence of any set of factual circumstances from which a reasonable person would conclude that a claim, suit, investigation or similar proceeding that is recognized under currently applicable United States Law could properly be asserted or commenced.

4.1.12       Changes in Capitalization.  Since August 26, 2006, the Company has not made any changes in the equity interest of the Company Common Stock or Company Preferred Stock including, without limitation, distributions to shareholders, issuances, exchanges or cancellations of Company Common Stock, grants of options with respect to Company Common

Stock under existing stock option plans of the Company or adoption of new stock options plans of the Company.

4.1.13       Employee Benefit Plans.

(a)          Section 4.1.13 of the Company Disclosure Letter lists (i) all deferred compensation, pension, profit-sharing and retirement plans, and all bonus, welfare, severance policies and programs and other “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), fringe benefit or stock option, stock ownership, stock appreciation, phantom stock or equity (or equity-based) plans, including individual contracts, severance agreements, employee agreements, consulting agreements with individuals which either involve payment of in excess of $50,000 per year or are not terminable by the Company on 30 days’ notice or less without the payment of amounts in consideration of termination and (ii) all change of control programs, agreements or arrangements, or employee retention agreements, providing the same or similar benefits, whether or not written, participated in or maintained by the Company or with respect to which contributions are made or obligations assumed by the Company in respect of the Company (including health, life insurance and other benefit plans maintained for former employees or retirees). Such plans or other arrangements are collectively referred to herein as “Company Benefit Plans.” Copies of all Company Benefit Plans and related documents, including those setting out the Company’s personnel policies and procedures, and including any insurance contracts, trust agreements or other arrangements under which benefits are provided, as currently in effect, and descriptions of any such plan which are not written have been made available for inspection by Parent. The Company has also made available for inspection by Parent a copy of the summary plan description, if any, for each Company Benefit Plan, as well as copies of any other summaries or descriptions of any such Company Benefit Plans which have been provided to employees or other beneficiaries since January 1, 2001.

(b)          Each Company Benefit Plan is in compliance with, and has been administered in all material respects consistent with, the presently applicable material provisions of ERISA, the Code and state law, including but not limited to the satisfaction of all applicable reporting and disclosure requirements under the Code, ERISA, state law and to the extent applicable, the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, the Family Medical Leave Act of 1993, and  the Health Insurance Portability and Accountability Act of 1996, as amended. The Company has made all payments to, or in respect of, all Company Benefit Plans as required by the terms of each such plan and no past service funding liability exists thereunder. The Company has filed or caused to be filed with the Internal Revenue Service annual reports on Form 5500 for each Company Benefit Plan attributable to them for all years and periods for which such reports were required and within the time period required by ERISA and the Code, and copies of such reports filed since January 1, 2001 have been made available for inspection by Parent.

(c)          No “prohibited transaction,” as defined in Section 406 of ERISA and Section 4975 of the Code, has occurred in respect of any such Company Benefit Plan, and no civil or criminal action brought pursuant to Part 5 of Title I or ERISA is pending or, to the knowledge of the Company, is threatened in writing or orally against any fiduciary of any such plan.

(d)          The Internal Revenue Service has issued a letter for each employee pension benefit plan, as defined in Section 3(2) of ERISA, listed in Section 4.1.13 of the Company Disclosure Letter, determining that such plan is a qualified plan under Section 401(a) of the Code and is exempt from United States federal income tax under Section 501(a) of the Code, and the Company has no knowledge of any occurrence since the date of any such determination letter which has adversely affected such qualification. The Company does not maintain a plan or arrangement intended to qualify under Section 501(c)(9) of the Code.

(e)          Neither the Company nor any entity that is treated as a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code (“Company ERISA Affiliate”) currently maintains, contributes to or has any liability with respect to any employee benefit plan that is subject to Title IV of ERISA, nor has previously maintained or contributed to any such plan that has resulted in any liability or potential liability for the Company under said Title IV.

(f)           The Company does not maintain any Company Benefit Plan that provides post-retirement medical benefits (other than benefits which are required by Law), post-employment benefits, death benefits or other post-retirement welfare benefits. With respect to any “welfare benefit plan” of the Company (as defined in Section 3(1) of ERISA) that is self-insured, the aggregate amount of all claims made pursuant to any such plan that have not yet been paid is set forth in the Company Disclosure Letter, together with each individual claim which could result in an uninsured liability in excess of $150,000 per participant or covered dependent.

(g)          Neither the Company nor any Company ERISA Affiliate maintains, nor has contributed since January 1, 2001 to any multiemployer plan within the meaning of Sections 3(37) or 4001(a)(3) of ERISA. No such employer currently has any liability to make withdrawal liability payments to any multiemployer plan. There is no pending dispute between any such employer and any multiemployer plan concerning payment of contributions or payment of withdrawal liability payments.

(h)          All Company Benefit Plans have been operated and administered in accordance with their respective terms in all material respects and no inconsistent representation or interpretation has been made to any plan participant.

(i)           No Company Benefit Plan maintained by the Company covers or otherwise benefits any individuals other than current or former employees of the Company and its subsidiaries (and their dependents and beneficiaries).

(j)           Each Company Benefit Plan may be amended and terminated in accordance with its terms, and, each such plan provides for the unrestricted right of the Company or any subsidiary of the Company (as applicable) to amend or terminate such Plan.

(k)          The Company and its subsidiaries have no material liability for, under, with respect to or otherwise in connection with any employee benefit plan, which liability arises under ERISA or the Code, by virtue of the Company or any subsidiary being aggregated, with any other person that is a Company ERISA Affiliate, in a controlled group or affiliated service group for purposes of ERISA or the Code.

(l)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of the Company or any of its subsidiaries or affiliates (as defined in Rule 12b-2 under the Exchange Act) from the Company or any of its subsidiaries or Affiliates under any Company Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any material benefits, except as otherwise required by applicable law.  As of the date of this Agreement, no individual who is a party to an employment agreement listed in the Company Disclosure Letter or any change of control employment agreement with the Company has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could give, rise to a severance obligation on the part of the Company under such agreement.

4.1.14       Taxes.  The Company and each of its subsidiaries have timely filed all Tax Returns required to be filed by any of them. All such Tax Returns are correct and complete in all material respects. All Taxes of the Company and its subsidiaries which are (i) shown as due on such Tax Returns, (ii) otherwise due and payable or (iii) claimed or asserted by any taxing authority to be due, have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements included in the Company SEC Reports in accordance with GAAP. There are no liens for any Taxes upon the assets of the Company or any of its subsidiaries, other than statutory liens for Taxes not yet due and payable and liens for Taxes contested in good faith.  The Company does not know of any action, suit, proceeding, audit, claim or assessment proposed, threatened or pending against or with respect to the Company or any of its subsidiaries in respect of any Tax where there is a reasonable possibility of a material adverse determination. The Company and each subsidiary has disclosed on its Tax Returns all positions taken therein that would give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Internal Revenue Code of 1986, as amended (the “Code”) and any similar provision of state, local or foreign Law. Neither the Company nor any of its subsidiaries has made an election under Section 341(f) of the Code. Neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company and each subsidiary has withheld and paid over to the relevant taxing authority all Taxes required to have been withheld and paid in connection with payments to employees, officers, directors, independent contractors, creditors, shareholders or other third parties, except for such Taxes which individually or in the aggregate are not reasonably expected to result in a Company Material Adverse Effect. The unpaid Taxes of the Company and its subsidiaries for the current taxable period did not, as of the most recent Company Financial Statement, exceed the reserve for Tax liability (disregarding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet in the most recent Company Financial Statement.  Neither the Company nor any of its subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method. Neither the Company nor any of its subsidiaries is a party to or subject to any tax sharing agreement, other than tax sharing agreements among the Company and/or its subsidiaries. Neither the Company nor any of its subsidiaries has entered into any agreement that could obligate it to make any payment that would be a nondeductible expense under Section 162(m) or Section 280G of the Code. Neither the Company nor any of its subsidiaries has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the 3-year period ending as of the date of this Agreement. Neither the Company nor any of its subsidiaries has a permanent establishment in any foreign country as defined in any applicable Tax treaty or convention between the United States and that foreign country. Neither the Company nor any of its subsidiaries owns an interest in a “passive foreign investment company,” as defined in Section 1297 of the Code or a “controlled foreign corporation” as defined in Section 957 of the Code. Neither the Company nor any of its subsidiaries (i) has been a member of an affiliated group, as defined in Section 1504(a) of the Code (other than a group the common parent of which was the Company); and (ii) has liability for the Taxes of any Person, other than the Company or any of its subsidiaries, under (A) Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, (C) by contract or (D) otherwise.  For purposes of this Agreement, (a) “Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity, and (b) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

4.1.15       Title to Assets.  The Company and each of its subsidiaries have good and marketable title to, or a valid leasehold or subleasehold interest in, all of their real and personal properties and assets reflected in the Company’s August 26, 2006 Balance Sheet or acquired after August 26, 2006 (other than assets disposed of since August 26, 2006 in the ordinary course of business consistent with past practice), in each case free and clear of all mortgages, title defects, liens, pledges, encumbrances and restrictions, except for (i) liens for Taxes accrued but not yet payable; (ii) liens arising as a matter of Law in the ordinary course of business with respect to obligations incurred after August 26, 2006, provided that the obligations secured by such liens are not delinquent; (iii) liens on the landlords’ interests in real property leased by the Company as tenant; and (iv) nonconsensual liens that would not reasonably be expected to have a Company Material Adverse Effect.  The Company Disclosure Letter sets forth a correct and complete list of all real property owned or leased by the Company or a subsidiary of the Company as of the date of this Agreement. The Company and each of its subsidiaries either own, or have valid leasehold interests in, all properties and assets used by them in the conduct of their business, except where a failure to own or have a valid leasehold interest in a property or asset would not reasonably be expected to have a Company Material Adverse Effect.

4.1.16       Labor and Employment Matters.  Except as set forth in the Company SEC Reports, there are no agreements or arrangements with or on behalf of any officer, director or employee providing for payment or other benefits to such person relating to termination of employment, a change of control of the Company, severance payments or retention bonuses. Neither the Company nor any of its subsidiaries is a party to, or bound by, any collective bargaining agreement or other contracts, arrangements, agreements or understandings with a labor union or labor organization that was certified by the National Labor Relations Board (“NLRB”). There is no existing, or to the Company’s knowledge, pending or threatened, (i) unfair labor practice charge or complaint, labor dispute, labor arbitration proceeding or any other matter before the NLRB or any other comparable state agency against or involving the Company or any of its subsidiaries, (ii) activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries, (iii) certification or decertification question relating to collective bargaining units at the premises of the Company or any of its subsidiaries or (iv) lockout, strike, organized slowdown, work stoppage or work interruption with respect to such employees.  Neither the Company nor any of its subsidiaries has failed to pay when due any wages, bonuses, commissions, benefits, penalties or assessments or other monies that are material in amount, owed to, or arising out of the employment of or any relationship or arrangement with, any officer, director, employee, sales representative, contractor, consultant or other agent, except where such failure to pay is the result of a bona fide good faith dispute by the Company regarding the existence of or amount of such payment obligation.  Within the three years prior to the Closing Date, there have been no, and the Company has not received any written threat or indication of any potential, citations, investigations, audits, administrative proceedings or formal charges or complaints of violations of any federal, state or local employment laws which would reasonably be expected to have a Company Material Adverse Effect.  This includes, without limitation:  any audits or investigations of compliance with the Fair Labor Standards Act or any other wage and hour laws by the Department of Labor or by any other federal, state or local administrative agency; any investigations of compliance with Title VII, the Age Discrimination in Employment Act, the Americans with Disabilities Act, or any other laws prohibiting employment discrimination by the Equal Employment Opportunity Commission or by any other federal, state or local administrative agency; and any complaints or charges filed with the Department of Labor, the Equal Employment Opportunity Commission, any other federal, state or local administrative agency, or any federal or state court against or involving the Company or any of its subsidiaries. In addition, the Company has no knowledge of any reasonable basis (as defined in Section 4.1.11) upon which any current employee, and any employee whose employment with the Company terminated for any reason during the three years prior to the Closing Date, could claim:  failure to pay the minimum wage and/or overtime as required by the Fair Labor Standards Act; violation of any other wage and hour laws; violation of any federal, state, or local law prohibiting employment discrimination; and/or failure to provide any leave or accommodation required by any federal, state, or local employment laws.

4.1.17     Real Estate.

(a)           The Company Disclosure Letter sets forth a complete and correct list of all real property (including improvements thereon) owned in fee simple by the Company or any of its subsidiaries as of the date of this Agreement (collectively, the “Company Owned Real Property”). With respect to each such parcel of Company Owned Real Property: (a) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any person the right of use or occupancy of any portion of such parcel, other than (i) the Company Leases, or (ii) any rights of way, utility easements or similar agreements that would not reasonably be expected to have a Company Material Adverse Effect; and (b) there are no outstanding rights of first refusal or options to purchase such parcel.

(b)           The Company Disclosure Letter sets forth a list, which is correct and complete in all material respects, of all of the leases and subleases (the “Company Leases”) and each leased and subleased parcel of real property in which the Company or any of its subsidiaries is a tenant, subtenant, landlord or sublandlord as of the date of this Agreement (collectively, the “Company Leased Real Property”), and for each Company Lease indicates: (a) whether or not the consent of and/or notice to the landlord thereunder will be required in connection with the transactions contemplated by this Agreement; (b) its term and any options to extend the term; and (c) the current rent payable (including all occupancy costs other than utilities). The Company (either directly or through a subsidiary) holds a valid and existing leasehold or subleasehold interest or landlord or sublandlord interest (as applicable) in the Company Leased Real Property under each of the Company Leases listed in the Company Disclosure Letter. The Company has made available to Parent true, correct and complete copies of each of the Company Leases, including, without limitation, all amendments, modifications, side agreements, consents, subordination agreements and guarantees. With respect to each Company Lease: (a) the Company Lease is legal, valid, binding, enforceable and in full force and effect; (b) neither the Company (or its applicable subsidiary), nor, to the knowledge of the Company, any other party to the Company Lease, is in any material respect in breach or default under the Company Lease, and no event has occurred that, with notice or lapse of time, would constitute a breach or default in any material respect by the Company (or such subsidiary) or permit termination, modification or acceleration under the Company Lease by any other party thereto; (c) no event has occurred that would constitute or permit termination, modification or acceleration of the Company Lease or trigger liquidated damages; (d) the Company (or its applicable subsidiary) has performed and will continue to perform all of its obligations in all material respects under the Company Lease; (e) the Company has not, and, to the knowledge of the Company, no third party has, repudiated any material provision of the Company Lease; (f) there are no disputes, oral agreements or forbearance programs in effect as to the Company Lease that would be material to the Company; (g) the Company Lease has not been modified in any respect, except to the extent that such modifications are set forth in the documents previously made available to Parent; and (h) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Company Lease.

(c)           The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property.” To the knowledge of the Company, each parcel of Company Real Property is in material compliance with all existing Laws, including, without limitation, (a) the Americans with Disabilities Act, 42 U.S.C. Section 12102 et seq., together with all rules, regulations and official interpretations promulgated pursuant thereto, and (b) all laws with respect to zoning, building, fire, life safety, health codes and sanitation, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect. The Company and its subsidiaries have received no notice of, and have no knowledge of, any condition currently or previously existing on the Company Real Property or any portion thereof that may give rise to any violation of, or require any remediation under, any existing Law applicable to the Company Real Property if it were disclosed to the authorities having jurisdiction over such Company Real Property other than those (i) arising in the ordinary course of business or (ii) that would not reasonably be expected to have a Company Material Adverse Effect.

(d)           The Company has not received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Company Real Property, which proceedings would reasonably be expected to have a Company Material Adverse Effect. The Company has not received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding, and, to the knowledge of the Company, there is no such writ, injunction, decree, order, judgment or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any person of the Company Real Property, which writ, injunction, decree, order or judgment would reasonably be expected to have a Company Material Adverse Effect.

(e)           To the knowledge of the Company, the current use of the Company Real Property does not violate in any material respect any instrument of record or agreement affecting such Company Real Property, and there are no violations of any covenants, conditions, restrictions, easements, agreements or orders of any Governmental Entity having jurisdiction over any of the Company Real Property that affect such Company Real Property or the use or occupancy thereof other than, in each case, those that would not reasonably be expected to have a Company Material Adverse Effect. No damage or destruction has occurred with respect to any of the Company Real Property that would reasonably be expected to have a Company Material Adverse Effect.

(f)            There are currently in effect such insurance policies for the Company Real Property as are customarily maintained with respect to similar properties.  Correct and complete copies of all insurance policies maintained by the Company and its subsidiaries with respect to the Company Real Property have been made available to Parent. All premiums due on such insurance policies have been paid by the Company, and the Company will maintain such insurance policies from the date hereof through the Effective Time or earlier termination of this Agreement. The Company has not received any notice or request from any insurance company requesting the performance of, any work or alteration with respect to the Company Real Property or any portion thereof. The Company has received no notice from any insurance company concerning, nor does the Company have any knowledge of, any defects or inadequacies in the Company Real Property that, if not corrected, would result in the termination of insurance coverage or would materially increase its cost.

(g)           All buildings and other improvements included within the Company Real Property (the “Company Improvements”) are, in all material respects, adequate to operate such facilities as currently used, and, to the Company’s knowledge, there are no facts or conditions affecting any of the Company Improvements that would, individually or in the aggregate, interfere in any significant respect with the current use, occupancy or operation thereof, which interference would reasonably be expected to have a Company Material Adverse Effect. With respect to the Company Improvements, the Company has all rights of access that are reasonably necessary for the operation of its business.

(h)         All required or appropriate certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the “Company Real Property Permits”) of all Governmental Entities having jurisdiction over the Company Real Property, the absence of which would be reasonably likely to cause a Company store to cease its operations, have been issued to the Company to enable the Company Real Property to be lawfully occupied and used for all of the purposes for which it is currently occupied and used, have been lawfully issued and are, as of the date hereof, in full force and effect. The Company has not received, or been informed by a third party of the receipt by it of, any notice that would be reasonably likely to cause a Company store to cease its operations from any Governmental Entity having jurisdiction over the Company Real Property threatening a suspension, revocation, modification or cancellation of any Company Real Property Permit or requiring any remediation in connection with maintaining any Company Real Property Permit.

(i)            Neither the Company nor any of its subsidiaries have any liability of any kind (except for liabilities that may arise as a result of indemnification obligations or in respect of environmental matters) related to the closing of any store with respect to which the Company or any of its subsidiaries terminated its leasehold or subleasehold interest which would individually or in the aggregate have a Company Material Adverse Effect.

(j)            Neither the Company nor any of its subsidiaries is obligated under any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of the Company Real Property or any portion thereof or interest therein.

4.1.18      Store Information.  For the twelve months ended August 26, 2006, the Company had two (2) stores with negative “Four Wall Cash Contribution”.  “Four Wall Cash Contribution” shall mean Store Contribution adjusted for depreciation, amortization of tenant allowances, and the straight-line rent adjustment.  “Store Contribution” shall mean the amount by which the revenues for a store during the twelve (12) months ended August 26, 2006 exceed that store’s Operating Expenses.  “Operating Expenses” for a store are its rent, occupancy costs (including utilities, common area maintenance and taxes), amortization of tenant allowances, depreciation, employee costs, and advertising and promotional expenses (and in the case of promotional expenses or advertisements in a geographic region for the benefit of multiple stores, a pro rata portion of such promotional and advertising expenses), cost of merchandise sold, shrinkage, freight, credit card fees and other expenses associated with operating the store and do not include pre opening expenses.

4.1.19      Information Technology.

(a)           The Company and its subsidiaries have taken steps consistent with industry practice to maintain the material Company IT Systems (as defined below) in good working condition to perform information technology operations necessary for the conduct of the business of the Company and its subsidiaries as conducted on the date hereof, including as necessary for the conduct of such business as a whole, causing the material Company IT Systems to be generally available for use during normal working hours and performing reasonable back-up procedures in respect of the data critical to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course of business consistent with past practice) as conducted on the date hereof.

(b)           For purposes of this Agreement, “Company IT Systems” shall mean any information technology and computer systems (including computers, software, programs, databases, middleware, servers, workstations, routers, hubs, switches, data communications lines, and hardware) used in the transmission, storage, organization, presentation, generation, processing or analysis of data in electronic format, which technology and systems are necessary to the conduct of the business of the Company and its subsidiaries as conducted on the date hereof.

4.1.20      Off Balance Sheet Liabilities.  Those transactions, arrangements and other relationships specifically identified in the Financial Statements set forth, as of the date hereof, all transactions, arrangements and other relationships between and/or among the Company, any of its affiliates and any special purpose or limited purpose entity beneficially owned by or formed at the direction of the Company or any of its affiliates.

4.1.21      Environmental.  To the knowledge of the Company:

(a)           The Company and each of its subsidiaries possess, and are in compliance with, all permits, licenses and government authorizations and have filed all notices that are required under local, state and federal Laws relating to protection of the environment, pollution control, product registration and Hazardous Materials (“Environmental Laws”) applicable to the Company, each of its subsidiaries and the Company Real Property, and the Company, each of its subsidiaries and the Company Real Property are in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those Environmental Laws or contained in any Law, regulation, code, plan, order, decree, judgment, notice, permit or demand letter issued, entered, promulgated or approved thereunder.  As used in this Agreement, the term “Hazardous Materials” means any waste, pollutant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company or any of its subsidiaries is in any way governed by or subject to any applicable Law, rule or regulation of any Governmental Entity.

(b)           Neither the Company nor any of its subsidiaries has received notice of actual or threatened liability under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or any similar state or local statute or ordinance from any governmental agency or any third party, and there are no facts or circumstances which would form the basis for the assertion of any claim against the Company or any of its subsidiaries under any Environmental Laws including, without limitation, CERCLA or any similar local, state or foreign Law with respect to any on-site or off-site location.

(c)           Neither the Company nor any of its subsidiaries has entered into or agreed to, nor does the Company or any of its subsidiaries contemplate entering into any consent decree or order, and are not subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Laws.

(d)           Neither the Company nor any of its subsidiaries has received notice that it is subject to any claim, obligation, liability, loss, damage or expense of whatever kind or nature, contingent or otherwise, incurred or imposed or based upon any provision of any Environmental Law and arising out of any act or omission of the Company or any of its subsidiaries, its employees, agents or representatives or arising out of the ownership, use, control or operation by the Company or any of its subsidiaries of any facility, site, area or property (including, without limitation, any facility, site, area or property currently or previously owned or leased by the Company or any of its subsidiaries) from which any Hazardous Materials were released into the environment (the term “release” meaning any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment, and the term “environment” meaning any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air).

(e)           None of the Company Owned Real Property or real property previously owned by the Company or any of its subsidiaries contains any friable asbestos, regulated PCBs or “aboveground storage tanks” or “underground storage tanks”, as such terms are defined in applicable Environmental Laws.

4.1.22      Intellectual Property.

(a)           The Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each Company Owned Registered Intellectual Property and Company Licensed Intellectual Property with respect to which the Company or its subsidiaries makes annual license payments in cash in excess of $50,000 or in the form of other consideration with a value in excess of $50,000.

(b)           For purposes of this Agreement, (i) “Intellectual Property” means copyrightable works (both registered and unregistered), trademarks and service marks (both registered and unregistered, and all of the goodwill associated therewith), trade names, service names, logos, slogans, trade dress, domain names, patents, patent applications, inventions, proprietary information, trade secrets, technical information, customer information, data, databases, computer programs (in both object code and source code) and program rights, drawings and other similar intangible property rights and interests, arising under the Laws of any applicable jurisdiction, and all documentation relating to any of the above; (ii) “Company Owned Intellectual Property” means Intellectual Property owned by the Company; (iii) “Company

Owned Registered Intellectual Property” means the Company Owned Intellectual Property that is the subject of a patent registration, copyright registration, trademark registration, Internet domain name registration or an application for any of the foregoing; and (iv) “Company Licensed Intellectual Property” means the Intellectual Property licensed to the Company.

(c)           The Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all software, computer programs and databases owned by the Company which have been purchased from third parties, other than third-party software generally commercially available on a “shrink wrap” license or similar basis, that is material to the operation of the Company’s business as currently conducted, except where an inability to use such software, computer program or database would not reasonably be expected to have a Company Material Adverse Effect (the “Company Owned Software”).

(d)           The Company owns (without the making of any payment to others or the obligation to grant rights to others in exchange, and free and clear of all liens, claims, changes, encumbrances or other restrictions of any kind whatsoever) all Company Owned Intellectual Property and Company Owned Software in all material respects necessary to the conduct of its business as presently being conducted and as presently proposed to be conducted, except where such lack of ownership would not reasonably be expected to have a Company Material Adverse Effect.  The Company has the right to use all Company Licensed Intellectual Property in all material respects necessary to the conduct of its business as presently being conducted and as presently proposed to be conducted, except where such inability to use the Company Licensed Intellectual Property would not reasonably be expected to have a Company Material Adverse Effect.  Within the past three (3) full fiscal years, the Company has not received notice alleging that (x) the Company has violated or is violating any Intellectual Property rights of any other Person or (y) any other Person claims any interest in any Company Owned Intellectual Property or Company Owned Software, except where such allegation or claim would not reasonably be expected to be material to the Company.  The Company has no knowledge of any claim or action pending or overtly threatened with respect to Company Owned Intellectual Property or Company Owned Software, and the Company has no knowledge of any reasonable basis (as defined in Section 4.1.11) for any such claim or action, except in each case where such claim or action would not reasonably be expected to have a Company Material Adverse Effect.  To the Company’s knowledge, the Company is not infringing upon or otherwise acting adversely to and has not misappropriated any Intellectual Property owned by any other Person, and the Company has no knowledge of any infringement, improper or unlicensed use by others, or misappropriation of any Company Owned Intellectual Property or Company Owned Software, except in each case where such infringement or misappropriation would not reasonably be expected to have a Company Material Adverse Effect.  To the knowledge of the Company, the Company is in compliance with all licenses and other agreements pertaining to the Company Owned Intellectual Property, Company Licensed Intellectual Property and Company Owned Software, and such licenses and other agreements are in compliance in all material respects with all applicable Laws in all jurisdictions in which the Company conducts any business operations. The consummation of the transactions contemplated hereby will not alter or impair in any material respect the rights and interests of the Company in the Company Owned Intellectual Property, Company Licensed Intellectual Property or Company Owned Software, and the Surviving Corporation will have the same rights and interests in the Company Owned Intellectual

Property, Company Licensed Intellectual Property and Company Owned Software immediately after the Closing as the Company will have immediately prior to the Closing.

4.1.23      Insurance.  Neither the Company nor any subsidiary of the Company has received notice of any pending or threatened cancellation (retroactive or otherwise) with respect to any of the insurance policies in force naming the Company, any of its subsidiaries or employees thereof as an insured or beneficiary or as a loss payable payee and each of the Company and such subsidiaries is in compliance in all material respects with all conditions contained therein. There are no material pending claims against such insurance policies by the Company or any subsidiary of the Company as to which insurers are defending under reservation of rights or have denied liability, and there exists no material claim under such insurance policies that has not been properly filed by the Company or any subsidiary.

4.1.24      Material Contracts.  The Company Disclosure Letter sets forth a list of each of the Material Contracts as of the date of this Agreement.  Each Material Contract is a valid and binding obligation of the Company and, to the knowledge of the Company, the other party thereto, and is valid and enforceable in accordance with its terms and in full force and effect, except where such invalidity or unenforceability would not be material to the Company.  The Company is not, and, to the knowledge of the Company, no other party thereto is, in violation or breach of any Material Contract in any material respect, except where such violation or breach would not be material to the Company. The Company has not given to or received from any other person, at any time since August 26, 2006, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Material Contract.

For purposes of this Agreement, “Material Contract” means any contract, arrangement, agreement, indenture, undertaking, debt or other instrument, loan, mortgage, letter of credit, understanding or other commitment, oral or written, to which the Company or any Company subsidiary is a party or by which it is bound or to which any of its property is subject that:

(a)           involves the receipt or expenditure of an amount in excess of $100,000 per agreement year;

(b)           is a joint venture, partnership, or profit sharing agreement that involves or is expected to involve of gross revenues in excess of $100,000 with any other person;

(c)           contains covenants that restrict the business activity of the Company or its subsidiaries or limit the freedom of the Company or its subsidiaries to engage in any line of business or to compete with any person in any material respect;

(d)           is a loan agreement, credit agreement, indenture or other agreement relating to the borrowing of money by the Company or any subsidiary in excess of $100,000;

(e)           is a lease for personal property in which the annual amount of payments by the Company or any subsidiary is in excess of $100,000;

(f)            is a guaranty by the Company or any subsidiary of any obligation of another person;

(g)         is an employment agreement, severance arrangement (oral or written) or other compensation agreement or arrangement with an annual salary in excess of $100,000, and any consulting, management or retainer agreement, contract, arrangement or commitment in excess of $50,000;

(h)           is not terminable on ninety (90) days notice without penalty or obligation to make payments in excess of $100,000 due to termination;

(i)            relates to outstanding subscriptions, options, warrants, rights or privileges, preemptive or contractual to acquire any shares of capital stock of the Company;

(j)            is with an officer, director or affiliate (as defined in Rule 12b-2 under the Exchange Act) of the Company;

(k)           relates in any way to a prior acquisition, disposition, reorganization, exchange, readjustment or succession transaction involving equity securities, assets or group of related assets not in the ordinary course of business, between the Company and any other Person and under which the Company has any obligations or potential liabilities (accrued, unaccrued, contingent, contractual or otherwise) remaining still to be performed or as to which the survival period or statute of limitations, as applicable, has not expired; or

(l)            relates to the ten (10) largest suppliers of goods or materials to the Company or its subsidiaries and is material to the Company’s current business relationship with such supplier.

4.1.25      Absence of Certain Payments.  Neither the Company nor any subsidiary of the Company nor, to the Company’s knowledge, any of its officers, directors, employees or agents acting on its behalf has, in connection with, or otherwise relating to, the operation of the Company’s and its subsidiaries’ business:

(a)           made any bribe, payoff, influence payment, kickback, unlawful material gift or other unlawful payment to (i) obtain favorable treatment in securing business or (ii) to any person in violation of any law, statute, rule, regulation, ordinance, decision, order or other pronouncement having the effect of law of any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdictional or political subdivision of any nature of any Governmental Entity (“Law”);

(b)           used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to, or on behalf of, governmental officials or other persons;

(c)           to the Company’s knowledge, accepted or received any unlawful contributions, payments, gifts or expenditures; or

(d)           taken or omitted to take any action which action or omission would violate the Foreign Corrupt Practices Act of 1977, as amended.

4.1.26      Inventories.  The inventory reflected in the Company’s August 26, 2006 Balance Sheet subject to the inventory reserve at August 26, 2006 is good and merchantable material, of a quality and quantity saleable in the ordinary course of business of the Company and its subsidiaries based on commercial circumstances existing on the date hereof, was acquired by the Company or its subsidiaries in the ordinary course of business and is carried on the books and records of the Company and its subsidiaries in accordance with GAAP consistently applied. Obsolete or defective materials and excess stock items have been set forth or reserved against (which reserves are adequate) in the Company’s Financial Statements.

4.1.27      Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or in any other document to be filed with the SEC or other Government Entity, at the time such document is filed, at any time it is amended or supplemented or at the time it becomes effective, contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

4.1.28      Internal Controls.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (a) maintains disclosure controls and procedures to ensure that material information relating to the Company and its subsidiaries is made known to the management of the Company by others within those entities and (b) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company Board (i) any significant deficiencies in the operation of internal controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

4.1.29      No Acceleration of Company Options.  No Company Stock Options will accelerate upon the execution of this Agreement or the consummation of the Merger.

4.2           Representations, Warranties and Agreements of Parent.

Parent represents and warrants to the Company as follows:

4.2.1        Organization, Good Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, operate and lease its properties, to carry on its business as now being conducted, and to enter into this Agreement and perform its obligations hereunder.

4.2.2        Subsidiary.  Parent owns all of the issued and outstanding shares of Subsidiary Common Stock.  Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota.  All of the issued and outstanding shares of Subsidiary have been validly issued and are fully paid and non-assessable with no personal liability attaching to the ownership thereof.  There are no outstanding rights, preemptive rights, stocks appreciation rights, redemption rights, repurchase rights, arrangements, options, warrants, conversion rights or agreements for the purchase or acquisition from, or the sale or issuance by, Subsidiary of any shares of its capital stock, other than as referenced in this Agreement.  Since its organization, Subsidiary has conducted no business activities, except such as are related to this Agreement and the performance of its obligations hereunder.

4.2.3        Authority Relative to this Agreement, etc.  Parent has taken all necessary corporate action to approve this Agreement and the performance of its obligations hereunder.

4.2.4        Compliance with other Instruments, etc.  Neither the execution nor delivery of this Agreement by Parent nor Parent’s consummation of the transactions contemplated hereby will conflict with, result in any violation of, or constitute a default under, (i) the Certificate of Incorporation or Bylaws of Parent, (ii) any agreement, mortgage, indenture, license, permit, lease or other instrument material to Parent and its subsidiaries taken as a whole, or (iii) any judgment, decree, order, or any material law or regulation of any governmental agency or authority in the United States by which Parent or any of its subsidiaries is bound, except, with respect to clauses (ii) and (iii) above, where the conflict, violation or default, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

4.2.5        Governmental and other Consents, etc.  Subject to any required filing with the U.S. Department of Justice or the Federal Trade Commission, including any necessary approvals under the HSR Act, no material consent, approval or authorization of or designation, declaration or filing with any Governmental Entity on the part of Parent is required in connection with the execution or delivery by Parent of this Agreement or the consummation of the transactions by Parent contemplated hereby other than (i) filings in the State of Minnesota in accordance with the MBCA and (ii) filings with the SEC and any applicable national securities exchange.

4.2.6        Information Supplied.  None of the information supplied or to be supplied by Parent or Subsidiary for inclusion or incorporation by reference in any document filed with the SEC, including the Proxy Statement, at the time such document is filed, at any time it is amended or supplemented, contain or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

4.2.7        No Broker.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Subsidiary other than as has been identified to the Company.

4.2.8        Financing.  Parent has the funds, either from its available cash and cash equivalents or from borrowings under its existing credit facilities, necessary to consummate the transactions contemplated hereby, including the Merger.

4.3           Representations and Warranties of Subsidiary.

Subsidiary represents and warrants to the Company as follows:

4.3.1        Organization, Good Standing, Capitalization.  Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota with all requisite corporate power and authority to carry on the business to be conducted by it prior to the Effective Time and to enter into this Agreement and perform its obligations hereunder.  The capitalization of Subsidiary on the date hereof is as set forth in the recitals of this Agreement.  All of such issued and outstanding shares have been validly issued and are fully paid and non-assessable with no personal liability attaching to the ownership thereof.  There are no outstanding rights, options, warrants, conversion rights or agreements for the purchase or acquisition from, or the sale or issuance by, Subsidiary of any shares of its capital stock, other than in connection with this Agreement.

4.3.2        Business of Subsidiary.  Except as described herein, since its organization, Subsidiary has not engaged in any business activities, entered into any transactions or incurred any liabilities whatsoever except such as are related to the transactions contemplated by this Agreement.  Subsidiary has no subsidiaries.

4.3.3        Authority Relative to this Agreement, etc.  Subsidiary has taken all necessary corporate action to approve this Agreement and the Merger and the performance of its obligations hereunder.

4.3.4        Compliance with Other Instruments, etc.  Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, result in any violation of, or constitute a default under, the Articles of Incorporation or Bylaws of Subsidiary or any judgment, decree, order, or any material law or regulation by which Subsidiary is bound or affected.

4.3.5        Governmental and other Consents, etc.  Subject to any required filing with the U.S. Department of Justice or the Federal Trade Commission, including any necessary approvals under the HSR Act, no material consent, approval or authorization of or designation, declaration or filing with any Governmental Entity on the part of Subsidiary is required in connection with the execution or delivery by Subsidiary of this Agreement or the consummation of the transactions by Subsidiary contemplated hereby other than (i) filings in the State of Minnesota in accordance with the MBCA and (ii) filings with the SEC and any applicable national securities exchange.

5.             COVENANTS.

5.1           Covenants of the Company.

The Company agrees that prior to the Effective Time:

5.1.1          Reasonable Best Efforts.  The Company shall use its reasonable best efforts to obtain all consents and authorizations of third parties, to make all filings, and to give all notices to third parties, which may be necessary or reasonably required on the part of the Company in order to effect, or in connection with, the transactions contemplated by this Agreement, including but not limited to the Proxy Statement and all necessary documentation required to obtain all requisite approvals or termination of applicable waiting periods for the transaction under the HSR Act and will use its reasonable best efforts to aid Parent and Subsidiary in obtaining, making or giving consents, authorizations, filings and/or notices which may be necessary or reasonably required on the part of Parent or Subsidiary in order to effect, or in connection with, the transactions contemplated by this Agreement.

5.1.2          Shareholder Meeting.  The Company shall take, in accordance with applicable law and the Company’s Articles of Incorporation and Bylaws, as amended and restated, all action necessary to duly call, give notice of, convene and hold as soon as reasonably practicable after the date on which the Proxy Statement is cleared by the SEC the Special Shareholders Meeting to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, as well as any other matters required to be approved by the Company’s shareholders for consummation of the Merger unless this Agreement shall have been terminated in accordance with its terms.

5.1.3          Preparation of Proxy Statement.   As promptly as practicable after the date hereof, Company shall prepare and clear with the SEC the Proxy Statement and any other filings required under the Exchange Act, the Securities Act or any other federal laws relating to the transactions contemplated hereby.  The Company shall use its reasonable best efforts to have the definitive Proxy Statement promptly mailed to the Company’s shareholders as soon as is practicable following all necessary responses to SEC comments.  The Company shall cooperate with Parent with respect to preparation and review of the Proxy Statement as set forth in Section 2.2.3. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement shall be made by the Company without the approval of Parent, which approval shall not be unreasonably withheld or delayed.

5.1.4          Maintenance of Properties.  The Company will, and will cause each of its subsidiaries to, maintain all of its and their respective properties in customary repair, order and condition, reasonable wear and use and damage by fire or other casualty excepted, and will maintain, and will cause each of its subsidiaries to maintain, insurance upon all of its and their properties and with respect to the conduct of its and their businesses in amounts and kinds comparable to that in effect on the date of this Agreement.

5.1.5          Access to Information.  Until the Effective Time or until the abandonment of the Merger as permitted by this Agreement, the Company will give to Parent and its representatives full access, during normal business hours and upon reasonable notice, to all properties, operations, books, contracts, documents and records of it and each of its subsidiaries, and will furnish to Parent such financial and other information concerning it and each of its subsidiaries as its representatives may from time to time reasonably request, for the purpose of verifying the accuracy of the representations and warranties made by the Company in this Agreement, verifying the performance of the covenants made by the Company in this Agreement, or verifying the satisfaction of the closing conditions.

5.1.6          Conduct of Business.  The Company and each of its subsidiaries will not engage in any transaction out of the ordinary course of their respective businesses consistent with past practice, except as specifically contemplated by this Agreement.  The Company will use its reasonable best efforts to preserve its business and the business of each of its subsidiaries, including maintaining (i) the employment of key employees, and (ii) existing relations with material suppliers, distributors, creditors, lessors, licensors, licensees, agents, employees, business associates and others having material business dealings with them, except that the Company may take, or refrain from taking, any particular action with respect to the foregoing Persons in the ordinary course of business so long as the Company’s and its subsidiaries’ ongoing businesses shall not thereby be impaired in any material respect at the Effective Time.  Except as set forth in the Company Disclosure Letter, the Company and each of its subsidiaries shall not, without the prior written consent of Parent:

(a)           change its fiscal year or, except as required by GAAP, make any changes in accounting methods, principles or practices (including tax accounting principles and practices);

(b)           extend, modify, terminate, amend or enter into any contract with any affiliate of the Company, except contracts solely between or among the Company and any of its wholly owned subsidiaries;

(c)           settle any legal proceedings, whether now pending or hereinafter made or brought, except settlements solely with respect to money damages in an amount up to $500,000 individually and $2,000,000 in the aggregate that do not contain (i) any restrictions on the conduct of the Company’s or any of its subsidiaries’ business and (ii) any factual or legal admission by or with respect to the Company or any of its subsidiaries or any adverse statement with respect to the character, due care, loyalty or reputation of the Company or any of its subsidiaries or any action or inaction by the Company or any of its subsidiaries;

(d)           sell, lease, license, abandon, transfer, dispose of, or grant rights under any Company Owned Intellectual Property, Company Owned Registered Intellectual Property or Company Licensed Intellectual Property or materially modify any existing rights with respect thereto, except in the ordinary course of business consistent with past practice; and

(e)           enter into any agreements to acquire or acquire (other than pursuant to agreements existing on the date hereof) Company Owned Real Property or enter into any Company Leases (other than pursuant to agreements or understandings existing on the date hereof and/or Company Leases entered into in the ordinary course of business consistent with past practice that are contemplated by the Company’s current fiscal 2008 and 2009 store opening plan, a copy of which has separately been provided to Parent);

(f)            amend or authorize any amendment to or modification of its Amended and Restated Articles of Incorporation or Amended and Restated Bylaws;

(g)         terminate, modify or amend any Material Contract, except in the ordinary course of business and not involving a material increase in liability or material reduction in revenue;

(h)         mortgage, pledge or grant a security interest in any assets, tangible or intangible, other than purchase money liens in the ordinary course of business and liens arising under existing credit agreements;

(i)            enter into any contract or agreement other than in the ordinary course of business (which shall be deemed to include new store openings contemplated by Section 5.1.6(e) above) that authorizes expenditures for any capital or acquisition (including without limitation any acquisition of any corporation, partnership or other business enterprise or division thereof) in excess of $75,000 individually or $500,000 in the aggregate;

(j)          except to the extent required under existing Company Benefit Plans, as in effect on the date of this Agreement, (i) increase the compensation or fringe benefits of any employee, officer, director or consultant of the Company (other than increases in compensation in the ordinary course of business and with respect to officers and directors, only to the extent the applicable agreement, plan or arrangement is described in the Company’s Form 10-K for the fiscal year ended February 26, 2006 as supplemented by the Company’s Form 10-Q for the quarter ended August 26, 2006), (ii) grant any severance or termination pay not currently required to be paid under existing severance plans to, or enter into any material employment, consulting or severance agreement or arrangement with, any officer, employee, director or consultant of the Company, or (iii) establish, adopt, enter into or materially amend or terminate any Company Benefit Plan, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any officer, employee, director or consultant of the Company; or

(k)         agree, whether in writing or otherwise, to do any of the foregoing.

5.1.7          Capital Stock.  Between the date hereof and the Effective Time, except as specifically contemplated by this Agreement, neither the Company nor any of its subsidiaries will  (i) make any changes in its authorized capital stock,  (ii) issue any stock options, warrants, or other rights calling for the issue, transfer, sale or delivery of its capital stock or other securities,  (iii) declare or pay any stock dividend or effect any recapitalization, split-up, combination, exchange of shares or other reclassification in respect of its outstanding shares of capital stock,  (iv) issue, transfer, sell or deliver any shares of its capital stock (or securities convertible into or exchangeable, with or without additional consideration, for such capital stock) except Company Common Stock issuable upon the exercise of stock options previously granted pursuant to existing Company Option Plans and Warrants outstanding on the date hereof, (v) purchase or otherwise acquire for consideration any outstanding shares of its capital stock, or (vi) declare, pay or set apart for payment in respect of its capital stock any dividends or other distribution or payments or make any other distributions with respect to shares of its capital stock.

5.1.8        No Solicitations.

(a)           During the period beginning on the date of this Agreement and continuing until 12:01 a.m. local Minneapolis, Minnesota time on the twenty-first (21st) calendar day after the date of this Agreement (the “Solicitation Period End Date”), the Company and its subsidiaries, and their respective officers, directors and employees, and any investment banker, financial advisor, attorney or other representative of them (such individuals, the “Representatives”) shall be permitted to, with respect to no more than eight (8) Persons (each such Person, an “Excluded Person”), solicit, engage in discussions or negotiate, or take any other action intended or designed to facilitate (including by way of furnishing information, subject to furnishing the same information to Parent, and subject also to execution of a customary confidentiality agreement, the benefits and terms of which, if more favorable than the confidentiality agreement in place with Parent, shall be extended to Parent) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as hereinafter defined).  Subject to the preceding sentence and Section 5.1.8(b), until the earlier of the Effective Time or the date this Agreement is terminated pursuant to Section 7.1 hereof, the Company shall not, nor shall it authorize or permit any Company subsidiaries to, and the Company shall direct and use its reasonable best efforts to cause the Representatives of the Company or any Company subsidiary not to, directly or indirectly, (i) solicit, engage in discussions or negotiate, or take any other action intended or designed to facilitate (including by way of furnishing information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as hereinafter defined) or (ii) enter into any agreement with respect to a Takeover Proposal.  On the Solicitation Period End Date, the Company shall immediately terminate any pending discussions or negotiations regarding any Takeover Proposal (other than with Parent or Subsidiary or their respective affiliates or any of their representatives) and the provisions of Section 5.1.8(b) shall govern all aspects of any discussions and/or negotiations related to any Takeover Proposal after such date.  Any violation of the restrictions set forth in this Section 5.1.8(a) by any Representative of the Company or any Company subsidiary, whether or not such Person is purporting to act on behalf of the Company or any Company subsidiary or otherwise shall be deemed to be a breach of this Section 5.1.8(a) by the Company.

(b)           Notwithstanding anything to the contrary contained in Section 5.1.8(a), if at any time until the earlier of the Effective Time or the date this Agreement is terminated pursuant to Section 7.1 hereof (i) the Company receives an unsolicited Takeover Proposal from any Person (excluding any Person who is an Excluded Person) that, in the good faith judgment of the Company Board, is a Superior Proposal (as hereinafter defined) or could reasonably be expected in the good faith judgment of the Company Board to result in a Superior Proposal, (ii) the Company receives a Takeover Proposal from an Excluded Person that, in the good faith judgment of the Company Board, on its face is a Superior Proposal, or (iii) the

Company Board determines in good faith that the failure to take some action could cause the Company Board not to satisfy the fiduciary duties of the Company Board as such duties would exist under applicable Law in the absence of this Section 5.1.8, then the Company may (A) furnish information to such Person and (B) negotiate or otherwise engage in substantive discussions with such Person; provided, that prior to furnishing any information to such Person with respect to the Company or its subsidiaries such Person shall sign a customary confidentiality agreement, the benefits of the terms of which, if more favorable than the confidentiality agreement in place with Parent, shall be extended to Parent; provided, further, that any information furnished to such Person will be furnished to Parent as well.  The Company must promptly (and in any event within 48 hours) notify Parent in writing if the Company, its subsidiaries or Representatives furnish information to any Person pursuant to this Section 5.1.8(b) (such notice to include the identity of such Persons) or intends to negotiate or otherwise engage in discussions permitted by this Section 5.1.8(b).

(c)           Except as expressly permitted by this Section 5.1.8(c), neither the Company Board, nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Subsidiary, the approval or recommendation by the Company Board or any such committee of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, to be considered at the Special Shareholders Meeting, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) approve any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal.  Notwithstanding the foregoing, in the event that the Company Board in good faith determines (after consultation with an independent financial advisor and legal counsel) that a Takeover Proposal constitutes a Superior Proposal, then the Company Board may (subject to this and the following sentences) withdraw or modify its approval or recommendation of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, to be considered at the Special Shareholders Meeting.  In such an event, the Company Board may (subject to this sentence) approve or recommend such Superior Proposal or terminate this Agreement (and concurrently with such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to such Superior Proposal), but only after providing Parent at least three (3) business days prior written notice advising it that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal.  Notwithstanding anything to the contrary set forth herein, (i) actions by the Company Board permitted under Section 5.1.8 shall not be deemed to be a withdrawal or modification of the Company Board’s approval or recommendation of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, and (ii) a “stop-look-and-listen” communication of the nature contemplated in Rules 14d-9(f) under the Exchange Act with respect to an unsolicited tender offer or exchange offer that constitutes a Takeover Proposal, without more, shall not be deemed to be any such withdrawal or modification if, within the period contemplated by Rule 14e-2 under the Exchange Act, the Board of Directors of the Company shall publicly confirm such approval and recommendation and recommend against the acceptance of such tender offer or exchange offer by the shareholders of the Company.  Nothing contained in this Section 5.1.8 shall prohibit the

Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under this Exchange Act or from making any required disclosure to the Company’s shareholders.

(d)           For purposes of this Agreement a “Superior Proposal” shall mean a written proposal from a credible third party regarding the acquisition of substantially all the capital stock of the Company, a merger, tender or exchange offer, consolidation or other business combination with the Company or a sale of substantially all the assets of the Company, which proposal (i) is on terms that the Company Board determines in its good faith judgment after consultation with an independent financial adviser of nationally recognized reputation to be more favorable to the Company’s shareholders (in their capacities as shareholders) from a financial point of view than the Merger and the transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of this Agreement and the Merger); (ii) is reasonably capable of being completed on the terms proposed, taking into account all financial (including taking into account any financing required to consummate the transaction contemplated by the Takeover Proposal), regulatory, legal and other aspects of such proposal, including the likelihood that such transaction will be consummated; and (iii) was not solicited by or on behalf of the Company in violation of Section 5.1.8(a).

(e)           As used in this Agreement, “Takeover Proposal” shall mean any tender or exchange offer or proposal for a merger, consolidation or other business combination involving the Company or any subsidiary of the Company or any proposal or offer to acquire in any manner at least a fifteen percent (15%) equity interest in, or ownership of at least fifteen percent (15%) of the assets of, the Company or its subsidiaries other than the transactions contemplated by this Agreement.

5.1.9          Limitation on New Indebtedness.  Neither the Company nor any subsidiary of the Company will create or incur any indebtedness other than (a) current liabilities incurred in the ordinary course of business consistent with past practice, and (b) borrowings of amounts available under that Loan and Security Agreement, dated October 20, 2004, between Wells Fargo Retail Finance, LLC and the Company, as the same may be amended following the date of this Agreement; provided, however, that all such borrowings must either be (x) for use in the ordinary course of business consistent with past practice, or (y) reasonably necessary to enter into any real property agreements or arrangements permitted by Section 5.1.6(e); provided further, that such borrowings may not exceed, in the aggregate, $30,000,000.

5.1.10        Tax Matters.  The Company and each subsidiary of the Company will continue to file when due all federal, state, local, foreign and other tax returns, reports and declarations required to be filed by them, and will pay or make full and adequate provision for the payment of all taxes and governmental charges due or payable by them.  The Company or any of its subsidiaries shall not intentionally cause, without reasonable prior notice to Parent, adopt or change any method of accounting (for tax purposes), enter into any closing agreement, settle or compromise any claim or assessment for or with respect to Taxes or consent to any extension or waiver of any statute or limitation applicable to any claim or assessment with respect to any Tax.

5.1.11      Section 16(b).   The Company shall take all steps reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or officer (as defined in Rule 16a-1 promulgated under the Exchange Act) of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act or otherwise permitted pursuant to Section 16(b) of the Exchange Act.

5.1.12      Notification of Certain Matters.  The Company shall promptly notify Parent in writing of (a) any event or occurrence that is a Company Material Adverse Effect and (b) any material claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting the Company or any of its subsidiaries or any of their property or assets.  The Company shall promptly notify Parent in writing of (i) any representations or warranties made by the Company contained in this Agreement becoming untrue or inaccurate in any respect which would be material to the Company and its subsidiaries taken as a whole and (ii) any failure of the Company to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder.  Notwithstanding anything in this Agreement to the contrary, no such notification or investigation by any party shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.2           Covenants of Parent.

Parent agrees that prior to the Effective Time:

5.2.1        Reasonable Best Efforts.  Parent shall use its reasonable best efforts to obtain all consents and authorizations of third parties, to make all filings, and to give all notices to third parties, which may be necessary or reasonably required on the part of Parent in order to effect, or in connection with, the transactions contemplated by this Agreement, including but not limited to all requisite approvals or termination of applicable waiting periods for the transaction under the HSR Act.

5.2.2        Indemnification and Insurance.

(a)           For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company with respect to the Company’s present and former directors and officers (the “Indemnified Parties”) pursuant to the indemnification provisions under the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws as in effect on the date hereof, and will indemnify the Indemnified Parties with respect to all such obligations of the Company.  The Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the

Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties.

(b)           For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall, at their election, either (i) maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms no less favorable to those currently applicable to the directors and officers of the Company, or (ii) obtain, or permit the Company to obtain, a six (6) year “tail” insurance policy that provides coverage no less favorable than the coverage currently provided under the Company’s directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s  directors’ and officers’ liability insurance policy on terms no less favorable to those applicable to the directors and officers of the Company.

(c)           This Section 5.2.2 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation, and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties.

5.2.3        Benefit Plans and Assumed Options.

(a)           At and following the Effective Time and except to the extent that any such performance is prohibited under applicable regulatory rule or order or by reason of the absence of regulatory approval or consent, Parent shall cause, and the Surviving Corporation shall, perform, in accordance with their terms, all legally binding contractual obligations of the Company and its subsidiaries owed to current and former employees of the Company and its subsidiaries and current and former directors of the Company and its subsidiaries existing as of the Effective Time, provided all such contractual obligations are listed on Section 5.2.3 of the Company Disclosure Letter.  For a period of one (1) year after the Closing Date, Parent shall either (i) cause the Surviving Corporation to continue to sponsor and maintain the Company Benefit Plans, or (ii) provide benefits to the employees of the Company who continue to be employed by the Surviving Corporation (the “Company Employees”) and their eligible dependents under employee benefit plans, programs, policies or arrangements that in the aggregate are no less favorable than those benefits provided to the Company Employees and their eligible dependents by the Company immediately prior to the Closing.  Except to the extent necessary to avoid duplication of benefits, Parent shall recognize (or cause to be recognized) service with the Company and any predecessor entities for purposes of vesting, eligibility to participate, severance and vacation accrual under employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any subsidiary of Parent, if any, in which the Company Employees are eligible to participate following the Closing.  If Parent offers health benefits to the Company Employees or their eligible dependents under a group health plan that is not a Company Benefit Plan that was in effect on the Closing Date, Parent shall (x) waive any pre-existing condition exclusion under such group health plan to the extent coverage existed for such condition under the corresponding Company Benefit Plan covering such Company Employee or eligible dependent on the Closing Date, and (y) credit each Company Employee and eligible dependent with all deductible payments and co-payments paid by such Company

Employee or eligible dependent during the current plan year under any Company health plan covering such Company Employee or eligible dependent prior to the Closing Date for purposes of determining the extent to which any such Company Employee or eligible dependent has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health plan for such plan year.

(b)           For a period of one (1) year after the Closing Date, Parent shall cause the Surviving Corporation to maintain any severance pay plan, practice or policy of the Company in effect as of the Closing Date on terms no less favorable to any person employed by the Company on the Closing Date than the terms of such plan, practice or policy on the date of this Agreement.  Parent shall cause the Company to pay to any person employed by the Company on the Closing Date who becomes eligible to receive a severance payment under such severance pay plan, practice or policy of the Company at any time after the Closing Date and prior to the first anniversary thereof an amount equal to the greater of (x) the severance amount payable to such employee under such severance pay plan, practice or policy of the Company, and (y) the severance amount that would be payable to a comparable employee of Parent under Parent’s severance program then in effect.

(c)           Nothing in this Section 5.2.3 shall be construed as giving any employee of the Company any right to continued employment after the Closing Date.

(d)           As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a registration on Form S-8 (or another appropriate form) registering a number of shares of Parent Common Stock equal to the number of shares subject to the Assumed Options and all other shares of Parent common stock to be issued or reserved for issuance under the Company Option Plans.  The Parent shall use its commercially reasonable efforts to keep such registration statement effective (and its commercially reasonable efforts to maintain the current status of the prospectus or prospectuses required thereby) at least for so long as any Assumed Options or any options or shares of stock granted under any Company Option Plans after the Effective Time may remain outstanding.  As soon as practicable after the Effective Time, Parent shall cause the Surviving corporation to deliver to the holders of Assumed Options appropriate notices setting forth such holders’ rights pursuant to the respective Company Option Plans and the agreements evidencing the numbers of shares of Parent common stock issuable pursuant to the Assumed Options.

(e)         Subject to applicable Law and the Parent’s existing contractual obligations, if the holders of the Assumed Warrants elect to have such warrant(s) assumed by Parent, as soon as practicable following the Effective Time, Parent shall enter into a customary registration rights agreement with the holders of the Assumed Warrants in a form that is on substantially the same terms as the registration rights agreement that is in effect on the date hereof between the Company and the Assumed Warrant holder(s), a copy of which has been made available to Parent.

5.2.4        Company Headquarters.  Parent agrees that it shall keep and maintain the Company’s headquarters, located at 7275 Flying Cloud Drive, Eden Prairie, Minnesota, for a period of not less than twenty-four (24) months following the Effective Time.

5.2.5        Notification of Certain Matters.  Parent shall promptly notify the Company in writing of (a) any representations or warranties made by Parent or Subsidiary contained in this Agreement becoming untrue or inaccurate in any respect which would be material to the Parent and its subsidiaries taken as a whole and (ii) any failure of Parent or Subsidiary to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder.  Notwithstanding anything in this Agreement to the contrary, no such notification or investigation by any party shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.3           Covenants of Subsidiary.

Subsidiary agrees that prior to the Effective Time:

5.3.1        No Business.  Subsidiary will not engage in any business activities or enter into any transaction whatsoever except such as are related to this Agreement and the performance of its obligations hereunder.

5.3.2        Reasonable Best Efforts.  The Subsidiary shall use its reasonable best efforts to obtain all consents and authorizations of third parties, to make all filings, and to give all notices to third parties, which may be necessary or reasonably required on the part of Subsidiary in order to effect, or in connection with, the transactions contemplated by this Agreement.

6.             CONDITIONS TO CLOSING; ABANDONMENT AND TERMINATION.

6.1           Conditions to the Company’s Closing and Its Right to Abandon.

The Company shall not be required to close the Merger if any of the following shall not be true or shall not have occurred or shall not have been waived in writing by the Company at the Closing:

6.1.1        Accuracy of Representations and Warranties.  The representations and warranties of Parent and Subsidiary contained in this Agreement and in any certificate or other writing delivered by Parent pursuant to this Agreement (disregarding all materiality or Parent Material Adverse Effect qualifications and exceptions or any similar standard or qualification contained therein), shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except where the failure of such representations and warranties either singularly or in the aggregate to be so true and correct does not have, and is not reasonably expected to have, a Parent Material Adverse Effect.

6.1.2        Performance of Agreement.  Parent and Subsidiary each shall have in all material respects performed all its obligations and agreements and complied in all material respects with all covenants contained in this Agreement to be performed and complied with by it prior to the Effective Time.

6.1.3        Officer’s Certificate.  The Company shall have received a certificate of the President or any Vice-President of each of Parent and Subsidiary, dated as of the Closing Date, certifying as to the fulfillment of the matters mentioned in Sections 6.1.1 and 6.1.2.

6.1.4        HSR Act.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

6.1.5        Shareholder Approval.  This Agreement and the transactions contemplated hereby, including the Merger, shall have been adopted and approved by the requisite vote or consent of the shareholders of the Company in accordance with applicable Law.

6.1.6        No Action by Governmental Entity.  (i) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order or Law which is in effect which would, and (ii) there shall not be instituted or pending any action, suit or proceeding in which any Governmental Entity seeks to, (A) make the Merger illegal or otherwise challenge, restrain or prohibit consummation of the Merger or the other transactions contemplated by this Agreement or (B) cause the transactions contemplated by this Agreement to be rescinded following consummation, provided that the Company may not invoke the condition set forth in Section 6.1.6(ii) unless and until it has used all commercially reasonable efforts to have such action, suit or proceeding dismissed.

6.2           Conditions to Parent’s and Subsidiary’s Closing and Right of Parent and Subsidiary to Abandon.

Parent and Subsidiary shall not be required to close the Merger if any of the following shall not be true or shall not have occurred or shall not have been waived in writing by Parent and the Subsidiary at the Closing:

6.2.1        Accuracy of Representations and Warranties.  The representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant to this Agreement (disregarding all materiality or Company Material Adverse Effect, qualifications and exceptions or any similar standard or qualification contained therein) shall be true and correct as of the date of this Agreement and as of the Effective Time as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except where the failure of such representations and warranties either singularly or in the aggregate to be so true and correct does not have, and is not reasonably expected to have, a Company Material Adverse Effect.

6.2.2        Performance of Agreement.  The Company shall have performed in all material respects all of its obligations and agreements and complied in all material respects with all covenants contained in this Agreement to be performed and complied with by it prior to the Effective Time.

6.2.3        HSR Act.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

6.2.4        Shareholder Approval.  This Agreement and the transactions contemplated hereby, including the Merger, shall have been adopted and approved by the requisite vote or consent of the shareholders of the Company in accordance with applicable Law.

6.2.5        Officer’s Certificate.  Parent and Subsidiary shall have received a certificate of the President or any Vice-President of the Company, dated as of the Closing Date, certifying as to the fulfillment of the matters mentioned in Section 6.2.1 and 6.2.2.

6.2.6        Dissenting Shares.  The aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have properly exercised appraisal rights or properly provided notice of the intention to exercise appraisal rights in accordance with the MBCA Dissenters’ Rights shall constitute less than fifteen percent (15%) of the Company Outstanding Shares.

6.2.7        No Action by Governmental Entity.  (i) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order or Law which is in effect which would, and (ii) there shall not be instituted or pending any action, suit or proceeding in which any Governmental Entity seeks to, (A) make the Merger illegal or otherwise challenge, restrain or prohibit consummation of the Merger or the other transactions contemplated by this Agreement or places or imposes any material limitations on the Parent, Subsidiary or Surviving Corporation’s ability to acquire, hold or derive the benefits of  the business or the properties of the Company and its subsidiaries or (B) cause the transactions contemplated by this Agreement to be rescinded following consummation, provided that Parent and Subsidiary may not invoke the condition set forth in Section 6.2.8(ii) unless and until they have used all commercially reasonable efforts to have such action, suit or proceeding dismissed.

7.             TERMINATION.

7.1           Terms.

This Agreement may be terminated at any time prior to the Effective Time, whether or not the shareholders of the Company have approved the Merger, only as provided below:

(a)           if the Merger shall not have occurred on or before 5:00 p.m., local Minneapolis, Minnesota time, on April 27, 2007, by either Company, Subsidiary or Parent; provided, however, that the right to terminate this Agreement pursuant to this subsection (a) of Section 7.1 shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

(b)           by the mutual agreement of the Boards of Directors of Parent, Subsidiary and the Company pursuant to resolutions adopted by such Boards;

(c)           by either Parent or Subsidiary on the one hand, or the Company, on the other, if consummation of the Merger would violate any final, non-appealable order, decree or judgment of any United States court or other tribunal of competent jurisdiction;

(d)           by either Parent or Subsidiary on the one hand, or the Company, on the other, if, at the Company’s Special Shareholders Meeting duly convened to adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, or at any adjournment or postponement thereof, the Company’s shareholders shall not have adopted and approved this Agreement and the transactions contemplated hereby, including the Merger;

(e)           by Parent or Subsidiary, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the condition set forth in Section 6.2.1 or Section 6.2.2, as applicable, and (B) cannot be or has not been cured within thirty (30) days after the giving of written notice to the Company of such breach (a “Company Material Breach”) (provided that Parent is not then in Parent Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement and provided that, if such breach is curable through the exercise of the Company’s reasonable best efforts, this Agreement may not be terminated hereunder for so long as the Company is so using its reasonable best efforts to cure such breach);

(f)            by the Company in accordance with Section 5.1.8(c), provided that it has complied with all provisions contained in Section 5.1.8, including the notice provisions therein, and that it complies with the requirement to pay the Termination Fee (as hereinafter defined) pursuant to Section 8.1;

(g)           by the Company, if Parent or Subsidiary shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the condition set forth in Section 6.1.1 or Section 6.1.2, as applicable, and (B) cannot be or has not been cured within thirty (30) days after the giving of written notice to Parent of such breach (a “Parent Material Breach”) (provided that Company is not then in Company Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement and provided that, if such breach is curable through the exercise of Parent’s or Subsidiary’s reasonable best efforts, this Agreement may not be terminated hereunder for so long as Parent or Subsidiary is so using its reasonable best efforts to cure such breach);

(h)           by either Parent or Subsidiary if (i) the Board of Directors of the Company (or, if applicable, any committee thereof) shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or the matters to be considered at the Special Shareholders Meeting or approved or recommended any Takeover Proposal in respect of the Company other than the Merger and transactions contemplated by this

Agreement or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or

(i)            by Parent or Subsidiary, if the Company or any of its Representatives shall take any of the actions proscribed by Section 5.1.8 but for the exceptions therein described.

(j)            by the Company, if Parent has not caused Subsidiary to deposit with the Paying Agent the Exchange Fund prior to the Closing.

7.2           Effect of Termination.

If the Merger is abandoned and this Agreement is terminated as provided in Section 7.1, this Agreement (except Article 8) shall forthwith become wholly void and of no effect, and neither Parent, Company or Subsidiary shall have any liability to any other party hereunder (other than for the payment of any termination fee and expenses pursuant to Article 8).

8.             TERMINATION FEE AND EXPENSES.

8.1           Termination Fee.

(a)           In the event that this Agreement is terminated by either the Company or Parent or Subsidiary pursuant to Section 7.1(f), 7.1(h) or 7.1(i), then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $8,000,000 (the “Termination Fee”) by wire transfer of same day funds.

(b)           In the event that  this Agreement is terminated by either the Company or Parent or Subsidiary pursuant to Section 7.1(a), 7.1(d), or 7.1(e) and if (x) at the time of such termination a Takeover Proposal shall have been made known to the Company or has been made directly to the Company’s shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make such a Takeover Proposal and in each such case such Takeover Proposal shall not have been withdrawn and (y) within twelve (12) months after such termination the Company enters into an agreement with respect to such Takeover Proposal or such Takeover Proposal is consummated (it being understood that in the event the Board of Directors of the Company recommends acceptance by the shareholders of the Company of a tender offer with respect to such Takeover Proposal, such recommendation shall be treated as though an agreement with respect to such Takeover Proposal had been entered into on such date), then the Company shall pay Parent the Termination Fee by wire transfer of same day funds not later than the date such agreement is entered into (or, if no agreement is entered into, the date such transaction is consummated).

(c)           The Company acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Subsidiary would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.1, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 8.1, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of PNC Bank, National Association in effect on the date such payment was required to be made.

8.2           Costs and Expenses.

Except as set forth below, and except for the filing fee associated with pre-merger notification required under the HSR Act (which will be split equally between the parties), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, and, in connection therewith, each of Parent and the Company shall pay, with its own funds, any and all property or transfer taxes imposed on such party.

8.2.1        Certain Terminations by Company.  If this Agreement is terminated by the Company pursuant to Section 7.1(g) or 7.1(j), Parent will reimburse upon demand therefor Company for all of the out-of-pocket expenses incurred by Company (including without limitation reasonable legal fees and expenses) up to an amount not to exceed $2,000,000.

8.2.2        Certain Terminations by Parent or Subsidiary.  If this Agreement is terminated by Parent or Subsidiary pursuant to Section 7.1(e) and a Takeover Proposal has not been made prior to the time of such termination, or has been made and withdrawn prior to the date of termination, Company will reimburse upon demand therefor Parent and Subsidiary for all of the out-of-pocket expenses incurred by Parent or Subsidiary (including without limitation reasonable legal fees and expenses) up to an amount not to exceed $2,000,000.

9.             MISCELLANEOUS.

9.1           Certification of the Company’s Shareholder Votes, etc.

Prior to the Effective Time, the Company shall deliver to Parent and Subsidiary a certificate of its transfer agent and the inspector of elections at the Special Shareholders Meeting setting forth (a) the number of shares of its capital stock outstanding and entitled to vote on the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, (b) the number of votes cast by the holders of such shares of capital stock and (c) the number of votes cast in favor of and against the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger.

9.2           Termination of Covenants, Representations and Warranties.

Except as otherwise expressly set forth therein, the respective covenants, representations and warranties of the parties hereto contained in Articles 4 and 5 hereof shall expire and be terminated and extinguished upon the effectiveness of the Merger, and none of the parties hereto shall thereafter be under any liability whatsoever with respect to such covenants, representations, and warranties.  This Section 9.2 shall have no effect upon any other obligations hereunder of any of the parties hereto whether to be performed before or after the effectiveness of the Merger.

9.3           Execution in Counterparts.

For the convenience of the parties, this Agreement and any amendments, supplements, waivers and modifications may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

9.4           Waivers and Amendments.

Prior to the Effective Time, this Agreement may be amended, modified and supplemented in writing by the parties hereto and any failure of any of the parties hereto to comply with any of its obligations, agreements or conditions as set forth herein may be expressly waived in writing by the other parties hereto.

9.5           Confidentiality.

The Company and Parent will abide by the terms of that certain confidentiality letter agreement dated March 29, 2006, as amended on October 31, 2006, between the Company and Parent.

9.6           Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given upon receipt when delivered by hand against receipt, telecopied (upon confirmation of receipt thereof) or mailed, certified or registered mail, return receipt requested, postage prepaid:

To the Company:

Golf Galaxy, Inc.
7275 Flying Cloud Drive
Eden Prairie, MN  55344
Telecopy Number:  (952) 941-8846
Attention:  Randall K. Zanatta, President and Chief Executive Officer

with a copy to:

John R. Houston, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN  55402
Telecopy Number:  (612) 339-4181

To Parent or the Subsidiary:

Dick’s Sporting Goods, Inc.
300 Industry Drive
RIDC Park West
Pittsburgh, PA  15275
Telecopy Number:  (724) 490-1394
Attention:  William R. Newlin, Executive Vice President and
Chief Administrative Officer

with copies to:

Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.
Buchanan Ingersoll & Rooney PC
301 Grant Street, 20th Floor
One Oxford Centre
Pittsburgh, PA  15219
Telecopy Number:  (412) 562-1041

or to such other address as specified in a notice given in like manner.

9.7           Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.

This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and, except as otherwise expressly set forth in Section 5.2.2(c) hereof, is not intended to confer upon any Person other than the parties hereto or thereto any rights or remedies hereunder or thereunder.

9.8           Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to any applicable conflicts of law.

9.9           No Remedy in Certain Circumstances.

Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to damages for a breach hereof resulting from such holding or order.

9.10         Publicity.

Except as otherwise required by law or the rules of the SEC, NYSE (with respect to Parent) or NASDAQ (with respect to the Company), for so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of their respective subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

[Signature Page to Follow]

IN WITNESS WHEREOF, this Agreement has been executed by each of the Constituent Corporations and Parent, all on the date first above written.

DICK’S SPORTING GOODS, INC.

Attest:	/s/ William R. Newlin		By:	/s/ William R. Newlin
	Name:	William R. Newlin	Name:	William R. Newlin
	Title:	Secretary	Title:	Executive Vice President and Chief
Administrative Officer

YANKEES ACQUISITION CORP.

Attest:	/s/ William R. Newlin		By:	/s/ William R. Newlin
	Name:	William R. Newlin		Name: William R. Newlin
	Title:	Secretary		Title:Chief Executive Officer and Secretary

GOLF GALAXY, INC.

Attest:	/s/ GREGORY B. MAANUM		By:	/s/ Randall K. Zanatta
	Name:	Gregory B. Maanum		Name: Randall K. Zanatta
	Title:	Chief Operating Officer		Title:President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]